Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

YouSolar, Inc.
292 Brokaw Road
Santa Clara, CA 95050
www.yousolar.com

Up to $1,700,000.00 in Class B Common Stock at $0.85
Minimum Target Amount: $14,999.95

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: YouSolar, Inc.
Address: 292 Brokaw Road, Santa Clara, CA 95050
State of Incorporation: DE
Date Incorporated: May 11, 2010

Terms:

Equity

Offering Minimum: $14,999.95 | 17,647 shares of Class B Common Stock
Offering Maximum: $1,700,000.00 | 2,000,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $0.85
Minimum Investment Amount (per investor): $467.50

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with the full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

All Investor Owners Club

10% discount on a PowerBloc® system (excluding shipping) if purchased within 6 months after the investor's first investment into YouSolar in this Offering via StartEngine. The discount is capped at the amount invested via StartEngine by the investor, with a maximum discount amount of U.S. $10,000.

Loyalty Bonus

All prior YouSolar investors as of 1 July 2025 will receive 15% bonus shares on all investments made during the course of the campaign.

Early Bird

Investments made during the first two weeks after the campaign launch will receive bonus shares as follows:

Investments of $1,500+: 5% bonus shares

Investments of $2,500+: 7% bonus shares

Investments of $5,000+: 10% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $5,000+ between days 35-45 and receive 5% bonus shares

Flash Perk 2: Invest $5,000+ between days 65-75 and receive 5% bonus shares

Perks by Investment Amount

Investments of $950+: YouSolar-branded Organic T-shirt. Some colors are not available in organic cotton.

Investments of $1,750+: YouSolar T-Shirt and Visor or Trucker Hat

Investments of $5,000+: YouSolar T-Shirt or Hoodie and Visor or Trucker Hat and Coffee Mug and 3% bonus shares

Investments of $10,000+: 5% bonus shares.

Investments of $15,000+: 7% bonus shares.

Investments of $25,000+: 10% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

*Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

YouSolar, Inc. will offer 10% bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.85 / share, you will receive 110 Class B Common Stock, meaning you'll own 110 shares for $85. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

The Company and its Business

Company Overview

YouSolar Inc. was formed on May 11, 2010, in Delaware under the entity Fireball Solar Technologies, LLC. On January 16th of 2013, the Company converted from Fireball Solar Technologies, LLC to Fireball Technologies, Inc. On April 22, 2013, Fireball Technologies, Inc. amended the Company name to YouSolar, Inc. ("YouSolar" or the "Company"). All intellectual property has been assigned to and is owned by the Company.

YouSolar sells the PowerBloc®, an independent solar+battery nanogrid that delivers clean and resilient power for the home or business. The PowerBloc is not a backup system but a primary power system to the home or business. Solar energy is the primary energy source, but PowerBloc can seamlessly blend solar, utility, and generator power on its efficient direct current architecture. In 2025, the Company is introducing its 3rd generation PowerBloc, "G3." YouSolar is installing PowerBloc systems at homes in Northern California which chose to selfprovide some of all its power instead of upgrading or connecting to utility service. The PowerBloc's future patented stackable modules, currently in a prototype stage, will allow for easier shipment and plug-and-play installation.

Competitors and Industry

The industry landscape includes many companies in different areas of the solar and battery market. These competitors include large, well-funded public companies, such as Enphase, Tesla, LG Energy Solutions, and Panasonic. However, in our opinion, the systems currently offered by these competitors include much heavier battery units than those of the PowerBloc and are more complicated to install. These systems rely on units connected by alternating current power while the PowerBloc G3 has a high potential direct current bus ("HVDC"), the only one it is kind which allows the use of (bidirectional) DC-DC electric vehicle chargers and DC appliances. Our competitors' systems also do not allow for easy integration of multiple power sources, especially generators.

Through the features and performance of the PowerBloc®, we aim to open the entire world to solar energy by dramatically improving the usefulness of solar+battery systems and access to this technology. We believe the introduction of stackable modules will be a game-changer for the industry. The PowerBloc G3 is an important step into that direction as it introduces blindmate backplane connectors that will be adapted for the stackable version.

We deliver a fully integrated solar+battery nanogrid system that powers an entire home or business, but that is also safe and fast to assemble. The PowerBloc G3 can be serviced even by third-party electricians who are not familiar with the system. We believe the PowerBloc is poised to succeed through our revolutionary technology and the direct-to-consumer business model which the modular, plug-and play technology enables.

Current Stage and Roadmap

<u>Current Development Stage</u>

YouSolar installed demonstration PowerBloc® solar+battery systems at off-grid homes in Big Sur and the Sierra Nevada mountains, California, in 2019 and 2021, respectively. The Big Sur demonstration system has been running continuously for over five years. These systems tested many power electronics, controls, and software, but did not yet operate exclusively on the high potential direct current bus as the production PowerBloc systems G2 and G3 do.

In 2021, we completed the design of all PowerBloc modules and started production of the first series, comprising six units–the 2nd generation PowerBloc, "G2.". These units were all delivered to homes in California in 2022 and have since been continuously powering those homes. The PowerBloc's modules integrate one or multiple solar arrays, bring in utility and generator power, step the potential of the batteries up and down, or connect multiple cabinets. All power is delivered to the high-potential bus in parallel. All modules are controlled by a program on a central Linux single-board computer ("SBC"). These modules fit into 19-inch racks. The PowerBloc is controlled by an intelligent energy management system ("EMS") running on the Linux SBC. The system is viewed and controlled via a user interface on an Android tablet.

In 2025, we completed the development of 3rd generation PowerBloc, G3, which includes many innovations including a dual 400 V and 600 V potentials, a newly developed 100 V battery and isolated charger, a blindmate backplane connector, and custom breakdown cabinet. The PowerBloc G3 marks a major leap in technology with higher performance and easier serviceability.

The Company has also designed and engineered the prototype of a stackable module system. A functional prototype of the stackable enclosures has been built and is awaiting further development.

Future Roadmap

The Company will improve its product in all areas: power electronics, controls, software, and packaging. All of those improvements are important to the system's performance and competitiveness. Among these future improvements are (1) a move to the CurrentOS HVDC standard; (2) a redesign of the micro-converter's enclosure; and (3) the full development, testing, and market introduction of the stackable module system.

Of these significant technology developments, the stackable modules are the most important to the Company's long-term strategy. The stackable product represents the realization of the Company's vision of a high-power solar-battery system that can ship with standard shippers, is customizable and scalable to fit our customers' needs, and can be assembled and connected to the house by any electrician without training. This modular and stackable system is made possible by the patented power architecture of the PowerBloc. We believe that no such system exists in the market. The Company believes the stackable and modular system will see adoption in the residential and commercial power markets and by the military and disaster relief organizations.

The Team

Officers and Directors

Name: Arnold Leitner

Arnold Leitner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO and President
  Dates of Service: May, 2010 - Present
  Responsibilities: Product design, management, and fundraising. This is Arnold's full-time role. Arnold has an annual salary of USD 300k. As the founder, Arnold holds founder's shares, Common A. He was also issued options in 2018 and again in 2023. He may receive additional stock option grants in the future.

- Position: Chairman of the Board
  Dates of Service: January, 2013 - Present
  Responsibilities: Member of the board of directors. Arnold is not compensated for his role as board member.

- Position: Principal Accounting Officer
  Dates of Service: December, 2023 - Present
  Responsibilities: Financial planning and reporting

Other business experience in the past three years:

- Employer: Arnold Leitner & Partners LLC (ALNP)
  Title: Managing Member
  Dates of Service: May, 2005 - April, 2023
  Responsibilities: Identify and invest in business opportunities in the renewable energy and environmental technology

sector.

Name: Michael W. Allman

Michael W. Allman's current primary role is with Pacific Integrated Energy. Michael W. Allman currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2017 - Present
  Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

- Employer: H2scan
  Title: Chairman
  Dates of Service: January, 2017 - Present
  Responsibilities: Executive management.

Other business experience in the past three years:

- Employer: NarrativeWave
  Title: Board Member
  Dates of Service: November, 2016 - Present
  Responsibilities: Sits on the Board of Directors

Other business experience in the past three years:

- Employer: San Dieguito Union High School District
  Title: Board Trustee
  Dates of Service: November, 2022 - Present
  Responsibilities: Elected to the SDUHSD School Board in November, 2020 on a platform of putting the needs of families and students first.

Other business experience in the past three years:

- Employer: Universal mCloud Corp
  Title: Board Member
  Dates of Service: January, 2017 - March, 2023
  Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

- Employer: QP
  Title: Chief Financial Officer
  Dates of Service: July, 2022 - July, 2023
  Responsibilities: Chief Financial Officer

Other business experience in the past three years:

- Employer: Delta Energy & Communications, Inc.
  Title: Board Member
  Dates of Service: January, 2017 - March, 2024
  Responsibilities: Member of the board of directors

Other business experience in the past three years:

- Employer: Pacific Integrated Energy
  Title: Chief Executive Officer
  Dates of Service: December, 2023 - Present

Responsibilities: Leadership, strategy, innovation and execution.

Name: Bob Rutter

Bob Rutter's current primary role is with EIQ Energy Inc. Bob Rutter currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CTO and Board Member
  Dates of Service: July, 2022 - Present
  Responsibilities: Advising the board on technology. Bob's role as a director fills only a few hours per month. He is also YouSolar's CTO and works 20-40h/week in that capacity, but he is not employed directly. His technology and engineering leadership and work is carried out under an engineering contract between YouSolar and Bob's primary employer, EIQ Energy Inc..

Other business experience in the past three years:

- Employer: EIQ Energy Inc
  Title: Systems and Firmware Engineer
  Dates of Service: January, 2016 - Present
  Responsibilities: Designing and developing electronics systems

Other business experience in the past three years:

- Employer: Semiconductor Sages
  Title: Contractor
  Dates of Service: January, 2016 - Present
  Responsibilities: Contract services in Application, Validation, Test, Product Engineering, Program Management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or

divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the energy sector. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Common Stock in the amount of up to one million and seven hundred thousand United States Dollars (USD 1,700,000) in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Interest rates have risen and it is difficult for unprofitable companies to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our product developments and sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our product developments and sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Common Stock, institutional or other investors may negotiate terms that could be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current products and services are variants on one type of product, independent solar and battery power systems. Our revenues are therefore dependent upon the market for solar-battery systems.

Some of our products are still in the prototype phase and might never be operational products.
It is possible that for certain features of our product there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage of some of the features of our product and have only manufactured a few first systems of the PowerBloc® solar-battery nanogrid. Delays or cost overruns in the development of additional features of the PowerBloc® and failure of the product to meet our performance estimates during validation with customers

may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Class B Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you could get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will likely fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target minimum amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
YouSolar, Inc. was formed on May 11, 2010. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. YouSolar has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and has generated little revenue. If you are investing in this company, it's because you think that the PowerBloc® is a good idea, that the team will be able to successfully market and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
The Company owns a number of patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable assets of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may

consume a significant portion of our capital, which could negatively affect our research and development efforts and our business, in general.

We have pending patent approvals that might be vulnerable
The Company needs to continuously register new patents and other intellectual property protections. Some of our intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not currently or in the future be registered with the proper authorities. Our competitors may attempt to register our intellectual property as their own or take advantage of the lack of protections. Any unforeseeable costs associated with protecting ourselves from such practices may negatively affect our financial condition and operations.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As any business, we are vulnerable to hackers who may access our cloud-based customer and product database or any of our internet-connected computers. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on YouSolar could harm our reputation and materially negatively impact our financial condition and business.

We are a new company with risks related to small early stage businesses.
We are a small business and are, therefore, subject to the risks and expenses that most small businesses face. We generated $72,349 in revenues in 2024, and we expect to experience net losses in the foreseeable future. In order to be successful, we must, among other things, successfully execute our business and marketing strategy, contract with distributors, successfully market our products and operate our business in compliance with applicable law, respond to competitive developments, and attract and retain qualified personnel. There can be no assurance that we will be successful in accomplishing the foregoing, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our business strategy depends on the widespread adoption of solar-battery technology.
The market for solar and battery products is emerging and rapidly evolving, and its future success is uncertain. If demand

for solar and battery products fails to develop sufficiently, we may be unable to generate enough revenues to achieve and sustain profitability. The factors influencing the widespread adoption of solar and battery technology include, (a) cost-effectiveness, performance and reliability of solar and battery technologies as compared with conventional and other alternative energy technologies, (b) success of alternative distributed generation technologies such as fuel cells, wind power and micro turbines with or without batteries, (c) fluctuations in economic and market conditions which impact the viability of conventional and non- solar-battery alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels, (d) continued deregulation of the electric power industry and broader energy industry, (e) availability of government subsidies and incentives for both solar and other energy sources or tariffs or other duties imposed on components used in our system, and (f) trade restriction including tariffs.

The success of our business is highly correlated to general economic conditions.
Demand for our products is highly correlated with general economic conditions, as a substantial portion of our revenue is derived from discretionary spending, which typically declines during times of economic instability. Declines in economic conditions in the United States or in other countries in which we operate and may operate in the future may adversely impact our financial results. Because such declines in demand are difficult to predict, we or our industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our ability to grow or maintain our business may be adversely affected by sustained economic weakness and uncertainty, including the effect of wavering consumer confidence, high unemployment, and other factors. The inability to grow or maintain our business would adversely affect our business, financial conditions, and results of operations, and thereby an investment in our common stock.

Natural disasters and other events beyond our control could materially adversely affect us.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. The growth of our business depends on our ability to finance new products and services.

We operate in a rapidly changing industry.
Technological advances, the introduction of new products and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in working capital. These costs may increase, resulting in greater fixed costs and operating expenses.

Products we manufacture may contain design or manufacturing defects, which could result in customer claims.
Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or canceled customer orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability.

The reduction or elimination of government and economic incentives could cause our revenue to decline.
The cost to produce solar energy in many parts is below the cost of electricity in the U.S. from traditional sources. However, there is significant cost of integrating variable solar energy sources into the electric power system or of customer-owned batteries to store variable energy locally. As a result, to encourage the adoption of solar and battery technologies, the U.S. government and numerous state governments continue to provide subsidies in the form of cost reductions, tax write-offs and other incentives to end users, distributors, systems integrators and manufacturers of solar energy products. Reduction, elimination and/or periodic interruption of these government subsidies and economic incentives because of policy changes, fiscal tightening or other reasons may result in the diminished competitiveness of solar energy, and materially and adversely affect the growth of these markets and our revenues. Specifically, the Residential Clean Energy Credit (Section 25D of the U.S. Tax Code), is currently set to expire on December 31, 2025.

We face intense competition, and many of our competitors have substantially greater resources than we do.
We compete with major international and domestic companies. Some of our current and potential competitors have greater market recognition and customer bases, longer operating histories and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do. In addition, many of our competitors are developing and are currently producing products based on new solar energy or battery technologies that may ultimately have costs similar to, or lower than, our projected costs. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of solar and solar-related products than we can. Our business relies on sales of our solar and battery products and our competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for solar products. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

Because our industry is highly competitive, we may lose market share to larger companies that are better equipped to

weather a deterioration in market conditions due to increased competition.
Our industry is highly competitive and fragmented and is subject to rapid change. We may in the future compete for potential customers with solar and HVAC systems installers and servicers, electricians, utilities, automotive companies, and other providers of solar energy equipment or electric power. Some of these competitors may have significantly greater financial, technical and marketing resources and greater name recognition than we have. Competition in the solar and battery energy industry may increase in the future, partly due to low barriers to entry, as well as from other alternative energy resources now in existence or developed in the future. Increased competition could result in price reductions, reduced margins or loss of market share and greater competition for qualified technical personnel. There can be no assurance that we will be able to compete successfully against current and future competitors. If we are unable to compete effectively, or if competition results in a deterioration of market conditions, our business and results of operations would be adversely affected.

If we do not retain key personnel, our business will suffer.
The success of our business is heavily dependent on the leadership of our key management personnel, including Arnold Leitner, our chief executive officer and director. If any of them were to leave us, it would be difficult to replace them, and our business would be harmed. We will also need to retain additional highly-skilled individuals if we are to effectively grow. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization.

Our failure to protect our intellectual property rights could diminish the value of our products, weaken our competitive position and reduce our revenue, and infringement claims asserted against us or by us, could have a material adverse effect.
We regard the protection of our intellectual property, which includes patents, trade secrets, copyrights, trademarks, domain names and intellectual property licenses, as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We license one patent and design for a micro-converter used in our product. The license is irrevocable and fully paid up. In addition the patents issued or licensed to us and any future patents for which we may apply, or which we may license, may not protect commercially important aspects of our technology. Furthermore, the validity and enforceability of such patents may be challenged by third parties, which may result in them being invalidated or modified by the U.S. Patent and Trademark Office ("PTO"), various legal actions against us, the need to develop or obtain alternative technology, and/or obtain appropriate licenses under third party patents, which may not be available on acceptable terms or at all. We have registered domain names and trademarks in the United States and abroad and may also pursue additional registrations both in and outside the United States. Effective trade secret, copyright, trademark, domain name and patent protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. We may be required to protect our intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location.

We license certain technology from a third party.
We license a patent and related know-how from eIQ Energy, Inc. ("eIQ"), pursuant to a non-exclusive license agreement. The patent expires in March 2032. This license is irrevocable and fully paid up, which means that we do not have to make any future payments either to maintain the license or for the number of units made under the license. We currently also purchase a bi-directional converter from eIQ. If we default under any of our obligations under the License Agreement, we may be unable to continue to manufacture, market and sell our products, as currently designed, which could have a material adverse effect. In addition, because the license is non-exclusive, eIQ Energy, Inc., could use or license the patent and know-how to others for use in competing products, which could have a material adverse effect on us.

We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage.
Since our products are electricity-producing devices, it is possible that users, installers or service providers could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.

We depend upon a limited number of third-party suppliers for key materials, and any disruption from such suppliers could prevent us from manufacturing and selling cost- effective products and reduce our revenues.
Our products use materials and components procured from a limited number of third- party suppliers. We currently purchase these components from a small number of suppliers. If we fail to maintain our relationships with these suppliers, or fail to secure additional supply sources from other suppliers, we may only be able to deliver our products at a higher cost or after a long delay. Any of these factors could prevent us from delivering our products to our customers within required timeframes, resulting in potential order cancellations and lost revenue.

Control by Our Founder.
Pursuant to our Amended and Restated Certificate of Incorporation, each share of Class A Common Stock holds ten (10) votes, compared to one (1) vote held by each outstanding holder of Class B Common Stock and for each share of Class B

Common Stock into which the Preferred Stock is convertible. As of the date hereof, there are approximately 53,787,910 shares of capital stock outstanding, including, 8,855,781 shares of Class A Common Stock, 7,970,203 of which are held by The Leitner Living Trust, an entity controlled by Arnold Leitner, our founder and current Chief Executive Officer, and director. Mr. Leitner is authorized to vote by proxy for all Common A Stock and therefore controls 71.05% of the stockholder voting power. As long as Mr Leitner is the CEO he also votes in proxy 11,251,406 Common B shares issued under three Reg CF financings giving him an additional 9.03% of voting power. Thus Mr. Leitner is able to control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of ourother stockholders.

The holders of Preferred Stock have preferential rights to dividends and distributions upon a liquidation, dissolution and certain acquisitions
Upon a liquidation, dissolution or winding up of us, our sale of all or substantially all of our assets and certain acquisitions (a "Liquidation Event"), the holders of our Series A Preferred Stock are entitled to receive a preference equal to 1 times, and the holders of our Series Seed Preferred Stock are entitled to receive a preference equal to 1.5 times, the respective original issuance prices for the applicable series of Preferred Stock (subject to adjustments as described in our Amended and Restated Certificate of Incorporation), before any funds are distributed to the holders of Common Stock. The original issuance prices for our Preferred Stock, range from $0.05 per share to $0.3325 per share. If a liquidation event occurred as of the date hereof, the holders of our outstanding Preferred Stock would be entitled to receive the first approximately $6.4 million in distributions, with the remaining amounts being split pro rata amongst the holders of Common Stock. In addition, if dividends are declared by our board of directors (payable in other than Class A Common Stock, Class B Common Stock or certain other securities), non-cumulative dividends in an amount equal to six percent (6%) of the original issuance price of each share of Preferred Stock, shall be paid to the holders of Preferred Stock, prior to the payment of any dividends to the holders of Common Stock. Therefore, if our board of directors declares any dividends or approves a liquidation event, there may not be any amounts remaining to be paid to the holders of Common Stock after distributions are made to the holders of Preferred Stock.

The holders of Preferred Stock hold Anti-Dilution Rights.
Each series of Preferred Stock has weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Preferred Stock (as may be adjusted pursuant to our Amended and Restated Certificate of Incorporation). The application of the weighted anti-dilution calculation would result in a reduction of the conversion price of the applicable series of Preferred Stock, thereby resulting in an increase in the number of shares of Class B Common Stock into which such series of Preferred Stock is convertible. If in the future, we issue securities at below the conversion price of any series of Preferred Stock that currently exist or may be authorized and issued, the holders of such Preferred Stock will be entitled to the issuance of additional shares of Class B Common Stock upon conversion of such Preferred Stock, through a reduction in the effective conversion price then in effect for such Preferred Stock, which would result in dilution to the holders of Common Stock, through a decrease in their relative percentage ownership of us.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Risks of Borrowing.
As of July 16, 2025, we had $821,741.00 in outstanding loans, of which $134,134 are held by Officers and/or Directors of the Company, co-founders or family members of Officers. In addition, we may have to seek loans from financial institutions or the government. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Management Discretion as to Use of Proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Limited Transferability and Liquidity.
Each investor agrees that it will acquire our Class B Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Common Stock. No public market exists for our Common Stock and no market is expected to develop.

Dilution

You should understand the potential for dilution. Each investor's stake in us could be diluted due to our issuing additional shares. In other words, if we issue more shares, the percentage of the Company that you own will decrease, even though our value may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, you could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company). The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. Each series of Preferred Stock has weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Preferred Stock (as may be adjusted pursuant to our Amended and Restated Certificate of Incorporation). The application of the weighted anti-dilution calculation would result in a reduction of the conversion price of the applicable series of Preferred Stock, thereby resulting in an increase in the number of shares of Class B Common Stock into which such series of Preferred Stock is convertible. If in the future, we issue securities at below the conversion price of any series of Preferred Stock that currently exist or may be authorized and issued in the future, the holders of such Preferred Stock will be entitled to the issuance of additional shares of Class B Common Stock upon conversion of such Preferred Stock, through a reduction in the effective conversion price then in effect for such Preferred Stock, which would result in dilution to the holders of Common Stock, through a decrease in the holder's relative percentage ownership of us. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Capitalization

The Company intends to amend and restate its current certificate of incorporation to issue shares of Class B Common Stock to the investors in this Offering. The Company is currently authorized to issue 150,297,091 shares of stock, of which 113,855,781 shares are designated as Common Stock and 36,441,310 shares are designated Preferred Stock. Of the 113,855,781 shares of Common Stock, 23,855,781 shares are designated Class A Common Stock and 90,000,000 shares are designated Class B Common Stock. Of the 36,441,310 shares of Preferred Stock, 6,552,714 shares are designated as Series Seed-1 Preferred Stock, 2,611,616 shares are designated as Series Seed-2 Preferred Stock, 2,018,566 shares are designated as Series Seed-3 Preferred Stock, 2,309,579 shares are designated as Series Seed-4 Preferred Stock, 1,814,742 shares are designated as Series Seed-5 Preferred Stock, 4,559,507 shares are designated as Series Seed-6 Preferred Stock (the Series Seed- 1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock and Series Seed-6 Preferred Stock, collectively, are referred to herein as the "Series Seed Preferred Stock"), and 16,574,586 shares are designated as Series A Preferred Stock. We also have outstanding or promised options to purchase 5,000,000 shares of Class A Common Stock, having an exercise price of $0.05 per share, and 16,026,194 shares of Class B Common Stock, having an exercise price between $0.03 and $0.17 per share. We have outstanding warrants to purchase 4,838,221 shares of Class B Common Stock having exercise prices ranging from $0.01 to $0.25 per share. We also have four series of outstanding SAFE Notes in the aggregate principal amount of $4,366,246.58. The first series ("Series 0") comprises seven SAFE Notes with a combined outstanding principal balance of $88,000, which are convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (a) a 20% discount to the price per share of the preferred stock offered in such equity financing (25% on one of the notes, which has an outstanding principal balance of $10,000), and (b) a price per share based on a $10,000,000 pre-money valuation. The second series ("Series 1") comprises one SAFE Note with an outstanding principal balance of $2,000,000, and is convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (a) a 20% discount to the price per share of the preferred stock offered in such equity financing, and (b) a price per share based on a $20,000,000 pre-money valuation. The third series ("Series 2") comprises one SAFE Note with an aggregate principal balance of $1,000,000, is convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (x) a 20% discount to the price of the preferred stock offered in such equity financing, and (y) a price per share based on a $30,000,000 pre-money valuation. The fourth series ('2022 Bridge SAFE") comprises fourteen SAFE Notes with a combined outstanding principal balance of $1,278,246.58, which are convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (a) a 20% discount to the price per share of the preferred stock offered in such equity financing, and (b) a price per share based on a $35,000,000 pre-money valuation. This series also features a Most Favored Nation clause, which allows the noteholders to opt in to the terms of any subsequent convertible securities that may be offered by the Company with terms more favorable than those of this SAFE. The following summarizes the rights of our capital stock as provided in our Amended and Restated Certificate of Incorporation. Dividend Rights. The holders of Preferred Stock are entitled to receive non-cumulative dividends, out of any funds legally available therefore, prior and in preference to any declaration or payment of any dividend (payable other than in Class A Common Stock, Class B Common Stock or other securities and rights convertible into Common Stock) on the Class A Common Stock or Class B Common Stock, at the applicable Dividend Rate (as defined below), payable when and if declared by the Board of Directors. "Dividend Rate" means, with respect to any share of Preferred Stock, an amount per annum equal to six percent (6%) of the Original Issue Price (as defined below) applicable to such share of Preferred Stock

(each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Class A Common Stock, Class B Common Stock and Preferred Stock in proportion to the number of shares of Class A Common Stock and Class B Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Class B Common Stock at the then effective conversion rate. "Original Issue Price" means $0.3325 per share for each share of the Series Seed-1 Preferred Stock, $0.2000 per share for each share of the Series Seed-2 Preferred Stock, $0.1750 per share for each share of the Series Seed-3 Preferred Stock, $0.1500 per share for each share of the Series Seed-4 Preferred Stock, $0.0613 per share for each share of the Series Seed-5 Preferred Stock, $0.0500 per share for each share of the Series Seed-6 Preferred Stock and $0.0905 per share for each share of the Series A Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock). Liquidation Rights. Upon any Liquidation Event (as defined below), the holders of each series of Preferred Stock shall receive out of the proceeds or assets legally available for distribution (the "Proceeds"), prior and in preference to any distribution of the Proceeds to the holders of Common Stock, an amount per share equal to the sum of (i) with respect to the Series Seed Preferred Stock, 1.5 times the Original Issue Price, and (ii) with respect to the Series A Preferred Stock, 1 times the applicable Original Issue Price, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds are insufficient to permit the payment of the full preferential amounts, then the entire Proceeds shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this paragraph. Upon completion of the distribution required by the foregoing paragraph, all of the remaining Proceeds, shall be distributed among the holders of Class A Common Stock and Class B Common Stock pro rata based on the number of shares of Class A Common Stock and Class B Common Stock held by each. Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive upon a Liquidation Event, each such holder shall be deemed to have converted (regardless of whether such holder actually converted) its shares of Preferred Stock, into shares of Class B Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Class B Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Class B Common Stock, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted into shares of Class B Common Stock. A "Liquidation Event" includes, (A) the closing of the sale, lease, transfer, exclusive license or other disposition of all or substantially all of our assets, (B) the consummation of our merger or consolidation with or into another entity (except a merger or consolidation in which the holders of our capital stock immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of our capital stock or the surviving or acquiring entity immediately following such merger or consolidation in substantially the same proportions, and with substantially the same terms, as held immediately prior to such merger or consolidation), (C) the closing of the transfer, in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of our securities if, after such closing, such person or group would hold fifty percent (50%) or more of our then outstanding voting stock or the outstanding voting stock of the surviving or acquiring entity, or (D) our liquidation, dissolution or winding up; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change our state of incorporation or to create a holding company that will be owned in substantially the same proportions by persons who held our securities immediately prior to such transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). Conversion of Preferred Stock Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into such number of fully paid and non- assessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for such series by the applicable Conversion Price for such series. The initial "Conversion Price" per share for each series of Preferred Stock shall be the Original Issue Price of such series, subject to adjustment as set forth below. Each share of Preferred Stock shall automatically be converted into shares of Class B Common Stock at the then effective Conversion Price immediately upon the earlier of (a) the closing of the sale of Class B Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, which results in at least $30,000,000 of gross proceeds to us (a "Qualified Public Offering") or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). Conversion Price Adjustments for Certain Dilutive Issuances. The Conversion Prices of the Preferred Stock are subject to adjustment in the case of subdivisions or combinations of common stock, stock dividends and certain other distributions, and in connection with certain reorganizations, reclassifications and similar events. The Conversion Price for each series of Preferred Stock, is also subject to adjustment in the case of certain issuances of securities at less than the then applicable Conversion Price for such series of Preferred Stock, based on a weighted average anti-dilution formula. Voting Rights. General Matters. The holders of Class A Common Stock are entitled to ten (10) votes for each share held of record on all matters submitted to a vote of the stockholders. The holders of Class B Common are entitled to one (1) vote for each share held of record on all matters as may be provided for by law. Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of Class B Common Stock into which the shares of Preferred Stock held of record, are convertible, and shall be entitled to vote (except with respect to the election of directors by the separate class vote of the holders of Common Stock), on all matters submitted to a vote of the holders of Common Stock. Director Election Rights. As long as at least 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like)

remain outstanding, the holders of Preferred Stock shall be entitled to elect one (1) director (the "Preferred Director"), and the holders of outstanding Common Stock, voting together as a single class, shall be entitled to elect two (2) directors. To the extent the board has more than three (3) directors, the holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors. Any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of our Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by written consent or through a vote at a stockholder meeting. Any director may be removed, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors. Special Voting Rights of Preferred Stock. As long as 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, we may not take any of the actions set forth below without the approval of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis): (a) consummate a Liquidation Event; (b) amend, alter or repeal any provision of our Amended and Restated Certificate of Incorporation or Bylaws so as to adversely alter or change the rights, preferences, privileges and restrictions of the shares of Preferred Stock; (c) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Common Stock or Preferred Stock or designated shares of any series of Preferred Stock; (d) authorize, create or issue any equity security, or instrument convertible into any security, having a preference over, or on a parity with, any series of Preferred Stock with respect to dividends, liquidation or redemption, other than the issuance of any authorized but unissued shares of Series A Preferred Stock; (e) (i) reclassify, alter or amend any existing security that is pari passu with the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference or privilege or (ii) reclassify, alter or amend any existing security of this corporation that is junior to the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege; (f) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any Preferred Stock or Common Stock; except for the repurchase of certain shares of Common Stock from employees, officers, directors, consultants and service providers, under certain circumstances; (g) change the authorized number of, or method of electing directors; or (h) pay or declare any dividend other than dividends payable on Common Stock solely in the form of additional shares of Common Stock. Registration Rights Pursuant to an Investors' Rights Agreement entered into between us and the holders of each class of our Preferred Stock, we agreed that if we engage in a firm commitment underwritten public offering of our Common Stock or other equity securities, then upon a written request of the holders of a majority of the outstanding shares of Common Stock issued or issuable upon conversion of the Preferred Stock (collectively, "Registrable Securities"), made any time after six months from the effective date of such underwritten public offering, and subject to certain exceptions, we shall use commercially reasonable efforts to effect as soon and practical, a registration of such Registrable Securities; provided that the anticipated aggregate offering price of such Registrable Securities is at least $15,000,000. In addition, subject to certain underwriting requirements, we agreed that if we propose to register any of our securities held by our stockholders (other than the holders of Registrable Securities) in connection with a public offering of securities solely for cash, we shall, upon the written request of any holder of Registrable Securities, use our commercially reasonably efforts to cause all of such Registrable Securities, to be registered under the Act. We further agreed that subject to certain exceptions, upon receipt of a request from the holders of at least 30% of our Registrable Securities, we shall use commercially reasonable efforts to effect as soon as practical, a registration of such Registrable Securities pursuant to Form S-3.

We may never have an operational product or service.
It is possible that there may never be an operational plug-and-play, high-power, and stackable PowerBloc or which may fail to miss other design requirements; or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
The Leitner Living Trust dated December 1, 2022 is owned by Arnold Leitner, CEO and President, and his wife, Pradnya Leitner. Arnold and Pradnya have joint power and authority to make all decisions for the trust	7,970,203	Class A Common Stock	63.498%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series Seed Preferred Stock (Series 1- 6), Series A Preferred Stock, SAFE Note - Series 0, SAFE Note - Series 1, SAFE Notes - Series 2, and 2022 Bridge SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,000,000 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 23,855,781 with a total of 13,855,781 outstanding.

Voting Rights

The holders of Class A Common Stock are entitled to ten (10) votes for each share held of record on all matters submitted to a vote of the stockholders.

Material Rights

Options

The total amount outstanding includes stock options issued to purchase 5,000,000 shares of Class A Common Stock, having an exercise price of $0.05 per share.

Class B Common Stock

The amount of security authorized is 90,000,000 with a total of 40,158,677 outstanding.

Voting Rights

The holders of Class B Common Stock are entitled to one (1) vote for each share held of record on all matters as may be provided for by law. Please see voting rights of securities sold in this offering below in Material Rights.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Options

The total amount outstanding includes stock options issued to purchase 16,752,483 shares of Class B Common Stock, having an exercise price ranging from $0.03 to $0.17 per share, and 2,050,371 shares of Class B Common Stock reserved under the Company's 2013 Stock Plan.

Warrants

The total amount outstanding includes warrants to purchase 4,838,221 shares of Class B Common Stock having exercise prices ranging from $0.01 to $0.25 per share.

Variable Phantom Stock Compensation

A key officer owns a total of 1,050,000 phantom stock units, which represent contingent compensation rights rather than actual shares, and are subject to time-based vesting and liquidity event requirements. The time based requirement has been fully satisfied but the liquidity event requirement has not been met as of December 31, 2024. As such, no phantom stock is vested as of December 31, 2024 and are not included in the total outstanding share count. The liquidity event requirement will only be deemed satisfied upon the direct listing of the Company's common stock on a national stock exchange or a sale of the Company that occurs before December 31, 2032.

Regulation D Offerings and SAFE Issuances

The total amount outstanding does not include any Regulation D issuances or SAFE notes that may be issued during the course of the Company's Regulation Crowdfunding Offering.

Series Seed Preferred Stock (Series 1- 6)

The amount of security authorized is 19,866,724 with a total of 19,866,724 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of Class B Common Stock into which the shares of Preferred Stock held of record, are convertible, and shall be entitled to vote (except with respect to the election of directors by the separate class vote of the holders of Common Stock), on all matters submitted to a vote of the holders of Common Stock. (See additional information below)

Material Rights

Series Seed 1-6 Preferred Stock have been authorized in the following amounts for each class:

Series Seed 1: 6,552,714 shares authorized, and outstanding.
Series Seed 2: 2,611,616 shares authorized, and outstanding.
Series Seed 3: 2,018,566 shares authorized, and outstanding.
Series Seed 4: 2,309,579 shares authorized, and outstanding.
Series Seed 5: 1,814,742 shares authorized, and outstanding.
Series Seed 6: 4,559,507 shares authorized, and outstanding.

Dividend Rights.

The holders of Preferred Stock are entitled to receive non-cumulative dividends, out of any funds legally available therefore, prior and in preference to any declaration or payment of any dividend (payable other than in Class A Common Stock, Class B Common Stock or other securities and rights convertible into Common Stock) on the Class A Common Stock or Class B Common Stock, at the applicable Dividend Rate (as defined below), payable when and if declared by the Board of Directors.

"Dividend Rate" means, with respect to any share of Preferred Stock, an amount per annum equal to six percent (6%) of the Original Issue Price (as defined below) applicable to such share of Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Class A Common Stock, Class B Common Stock and Preferred Stock in proportion to the number of shares of Class A Common Stock and Class B Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Class B Common Stock at the then effective conversion rate.

"Original Issue Price" means $0.3325 per share for each share of the Series Seed-1 Preferred Stock, $0.2000 per share for each share of the Series Seed-2 Preferred Stock, $0.1750 per share for each share of the Series Seed-3 Preferred Stock, $0.1500 per share for each share of the Series Seed-4 Preferred Stock, $0.0613 per share for each share of the Series Seed-5 Preferred Stock, $0.0500 per share for each share of the Series Seed-6 Preferred Stock and $0.0905 per share for each share of the Series A Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

Liquidation Rights.

Upon any Liquidation Event (as defined below), the holders of each series of Preferred Stock shall receive out of the proceeds or assets legally available for distribution (the "Proceeds"), prior and in preference to any distribution of the Proceeds to the holders of Common Stock, an amount per share equal to the sum of (i) with respect to the Series Seed Preferred Stock, 1.5 times the Original Issue Price, and (ii) with respect to the Series A Preferred Stock, 1 times the applicable Original Issue Price, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds are insufficient to permit the payment of the full preferential amounts, then the entire Proceeds shall be

distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this paragraph.

Upon completion of the distribution required by the foregoing paragraph, all of the remaining Proceeds, shall be distributed among the holders of Class A Common Stock and Class B Common Stock pro rata based on the number of shares of Class A Common Stock and Class B Common Stock held by each.

Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive upon a Liquidation Event, each such holder shall be deemed to have converted (regardless of whether such holder actually converted) its shares of Preferred Stock, into shares of Class B Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Class B Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Class B Common Stock, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted into shares of Class B Common Stock.

A "Liquidation Event" includes, (A) the closing of the sale, lease, transfer, exclusive license or other disposition of all or substantially all of our assets, (B) the consummation of our merger or consolidation with or into another entity (except a merger or consolidation in which the holders of our capital stock immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of our capital stock or the surviving or acquiring entity immediately following such merger or consolidation in substantially the same proportions, and with substantially the same terms, as held immediately prior to such merger or consolidation), (C) the closing of the transfer, in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of our securities if, after such closing, such person or group would hold fifty percent (50%) or more of our then outstanding voting stock or the outstanding voting stock of the surviving or acquiring entity, or (D) our liquidation, dissolution or winding up; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change our state of incorporation or to create a holding company that will be owned in substantially the same proportions by persons who held our securities immediately prior to such transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Conversion of Preferred Stock

Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into such number of fully paid and non-assessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for such series by the applicable Conversion Price for such series. The initial "Conversion Price" per share for each series of Preferred Stock shall be the Original Issue Price of such series, subject to adjustment as set forth below.

Each share of Preferred Stock shall automatically be converted into shares of Class B Common Stock at the then effective Conversion Price immediately upon the earlier of the closing of the sale of Class B Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, which results in at least $30,000,000 of gross proceeds to us (a "Qualified Public Offering") or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Conversion Price Adjustments for Certain Dilutive Issuances.

The Conversion Prices of the Preferred Stock are subject to adjustment in the case of subdivisions or combinations of common stock, stock dividends and certain other distributions, and in connection with certain reorganizations, reclassifications and similar events. The Conversion Price for each series of Preferred Stock, is also subject to adjustment in the case of certain issuances of securities at less than the then applicable Conversion Price for such series of Preferred Stock, based on a weighted average anti-dilution formula.

Voting Rights.

General Matters. The holders of Class A Common Stock are entitled to ten (10) votes for each share held of record on all matters submitted to a vote of the stockholders. The holders of Class B Common are entitled to one (1) vote for each share held of record on all matters as may be provided for by law. Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of Class B Common Stock into which the shares of Preferred Stock held of record, are convertible, and shall be entitled to vote (except with respect to the election of directors by the separate class vote of the holders of Common Stock), on all matters submitted to a vote of the holders of Common Stock.

Director Election Rights. As long as at least 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, the holders of Preferred Stock shall be entitled to elect one (1) director (the "Preferred Director"), and the holders of outstanding Common Stock, voting together as a single class, shall be entitled to elect two (2) directors. To the extent the board has more than three (3)

directors, the holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors.

Any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of our Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by written consent or through a vote at a stockholder meeting. Any director may be removed, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors.

Special Voting Rights of Preferred Stock.

As long as 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, we may not take any of the actions set forth below without the approval of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis): consummate a Liquidation Event; amend, alter or repeal any provision of our Amended and Restated Certificate of Incorporation or Bylaws so as to adversely alter or change the rights, preferences, privileges and restrictions of the shares of Preferred Stock; increase or decrease (other than by redemption or conversion) the total number of authorized shares of Common Stock or Preferred Stock or designated shares of any series of Preferred Stock; authorize, create or issue any equity security, or instrument convertible into any security, having a preference over, or on a parity with, any series of Preferred Stock with respect to dividends, liquidation or redemption, other than the issuance of any authorized but unissued shares of Series A Preferred Stock; (i) reclassify, alter or amend any existing security that is pari passu with the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference or privilege or (ii) reclassify, alter or amend any existing security of this corporation that is junior to the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege; redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any Preferred Stock or Common Stock; except for the repurchase of certain shares of Common Stock from employees, officers, directors, consultants and service providers, under certain circumstances; change the authorized number of, or method of electing directors; or pay or declare any dividend other than dividends payable on Common Stock solely in the form of additional shares of Common Stock.

Registration Rights

Pursuant to an Investors' Rights Agreement entered into between us and the holders of each class of our Preferred Stock, we agreed that if we engage in a firm commitment underwritten public offering of our Common Stock or other equity securities, then upon a written request of the holders of a majority of the outstanding shares of Common Stock issued or issuable upon conversion of the Preferred Stock (collectively, "Registrable Securities"), made any time after six months from the effective date of such underwritten public offering, and subject to certain exceptions, we shall use commercially reasonable efforts to effect as soon and practical, a registration of such Registrable Securities; provided that the anticipated aggregate offering price of such Registrable Securities is at least $15,000,000. In addition, subject to certain underwriting requirements, we agreed that if we propose to register any of our securities held by our stockholders (other than the holders of Registrable Securities) in connection with a public offering of securities solely for cash, we shall, upon the written request of any holder of Registrable Securities, use our commercially reasonably efforts to cause all of such Registrable Securities, to be registered under the Act. We further agreed that subject to certain exceptions, upon receipt of a request from the holders of at least 30% of our Registrable Securities, we shall use commercially reasonable efforts to effect as soon as practical, a registration of such Registrable Securities pursuant to Form S-3.

Series A Preferred Stock

The amount of security authorized is 16,574,586 with a total of 9,862,971 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of Class B Common Stock into which the shares of Preferred Stock held of record, are convertible, and shall be entitled to vote (except with respect to the election of directors by the separate class vote of the holders of Common Stock), on all matters submitted to a vote of the holders of Common Stock. (See additional information in Series Seed Preferred Stock - Other Material Rights above)

Material Rights

See "Series Seed Preferred Stock - Other Material Rights" above for a summary of rights, preferences, privileges and restrictions of the Company's classes of preferred stock.

SAFE Note - Series 0

The security will convert into Preferred stock and the terms of the SAFE Note - Series 0 are outlined below:

Amount outstanding: $88,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: A bona fide equity financing of preferred stock

Material Rights

Discount Rate: 20.0% (25% on one of the notes, which has an outstanding principal balance of$ 10,000)

SAFE Note - Series 1

The security will convert into Preferred stock and the terms of the SAFE Note - Series 1 are outlined below:

Amount outstanding: $2,000,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A bona fide equity financing of preferred stock

Material Rights

There are no material rights associated with SAFE Note - Series 1.

SAFE Notes - Series 2

The security will convert into Preferred stock and the terms of the SAFE Notes - Series 2 are outlined below:

Amount outstanding: $1,000,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $30,000,000.00
Conversion Trigger: A bona fide equity financing of preferred stock

Material Rights

There are no material rights associated with SAFE Notes - Series 2.

2022 Bridge SAFE

The security will convert into Equity shares (common or preferred) and the terms of the 2022 Bridge SAFE are outlined below:

Amount outstanding: $978,246.58
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $35,000,000.00
Conversion Trigger: Bona fide equity financing with an aggregate amount of USD 3 million.

Material Rights

All SAFE investors will receive most favored nation terms with respect to any subsequent convertible securities issued.

What it means to be a minority holder

As a holder of Class B Common Stock in this offering, your voting rights will be granted by Proxy to the CEO of the Company. Further, even as a minority holder of Class B Common Stock, you would have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public

offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. Since this offering opened, the Company has issued additional warrants, shares, and increased its reserved share pool as part of a company equity incentive plan.

If the Company decides to issue more shares, which it has since the opening of this offering, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Additionally, the Company has retained two investment banks to raise up to $10 million in debt and/or equity financing and to structure an approximately $15 million in equity financing. This equity has not been taken into account in the company's fully diluted share calculation and if equity is sold pursuant to these offerings it will result in immediate dilution for investors in this offering.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $1,427,001.28
  Number of Securities Sold: 2,029,017
  Use of proceeds: Research and development, product development, company operations.
  Date: March 16, 2023
  Offering exemption relied upon: Regulation CF

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $30,467.93
  Number of Securities Sold: 38,567
  Use of proceeds: N/A
  Date: March 16, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $978,246.58
  Use of proceeds: Product development, software development at demonstration, project, inventory, marketing.
  Date: June 30, 2023
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $250,000.00
  Use of proceeds: Product development, software development at demonstration, project, inventory, marketing.
  Date: April 30, 2024
  Offering exemption relied upon: 506(b)

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $1,198,285.76
  Number of Securities Sold: 2,687,934

Use of proceeds: Research and development, product development, company operations.
Date: December 15, 2024
Offering exemption relied upon: Regulation CF

- Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $34,813.52
Number of Securities Sold: 71,048
Use of proceeds: N/A
Date: December 15, 2024
Offering exemption relied upon: Section 4(a)(2)

- Name: Class B Common Stock with attached warrants (381,171 shares of Class B Common Stock and 114,348 warrants to purchase Class B Common Stock)
Type of security sold: Equity
Final amount sold: $324,000.00
Number of Securities Sold: 495,519
Use of proceeds: Company operations, commercialization of PowerBloc Gen-3..
Date: July 28, 2025
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

YouSolar has been developing the PowerBloc®, a solar+battery system based on a patented parallel direct current architecture, for nearly all of its operating history. This effort included the development of power electronics, controls, firmware and software, a solar production forecast, a user interface, enclosures, and a cloud-based data and product database. The great majority of our budget has been spent on this broad and complex research and development.

The Company generated revenue of $171,566 in 2023 from the installation of residential PowerBlocs. In 2024, revenue was $72,349. The Company's operating expenses decreased from $2,419,701 in 2023 to $1,964,992 in 2024. The decrease in revenue is a result of the Company's decision to develop its 3rd generation system, PowerBloc® "G3", and stop selling its 2nd generation system. The PowerBloc G3 constitutes a major improvement, and the product is a success in the market. The company has sold thirteen (13) PowerBloc G3 and the first G3 systems will be installed in July 2025.

Revenue

Revenue for fiscal year 2024 was $72,345 compared to 2023 was $171,566. The revenues in fiscal year 2024 stem from the small projects and surplus battery inventory. The surplus inventory was created from batteries that are no longer compatible with the 3rd generation PowerBloc G3.

Cost of sales

Cost of Sales for fiscal year 2024 was $272,875 compared to 2023 was $256,960.

Projects delivered in 2023 were still loss leaders.

Gross margins

Gross margins for fiscal year 2024 were -277% compared to -50% in fiscal year 2023.

Expenses

Expenses for fiscal year 2024 were $1,964,992 compared to $2,419,701 in fiscal year 2024. The details of the 2024 expenses are as follows:

Cost of sales $272,875

Research and development $796,769

General and administrative $686,670

Sales and marketing $481,553

Interest expense $123,307

Total Expenses $2,361,174

Historical results and cash flows:

By the end of 2022, YouSolar had a commercial PowerBloc solar+battery system that was proven in the field. The system is based on modules that fit cabinets and racks with a 19" width, an industry standard. After stopping PowerBloc sales in mid-2021 to focus on installations, we resumed sales in late 2022 and closed one residential sale worth $168,770. In 2023, we closed seven additional sales worth $1,062,131 in total, and in 2024, we have closed five (5) more sales worth $939,120, bringing our order book for PowerBloc G3 systems close to $2.17 million. Typical lead times from signing the contract to the respective customer being ready to receive their PowerBloc are currently in the range of 12-24 months since most PowerBlocs go into newly constructed homes and contracts are typically signed before construction starts. Therefore, we expect our future financials to gradually reflect increased revenues from these sales and thus to look different from our historical financials.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Historically, the Company relied on accredited investors for capital resources. In 2020, it completed an oversubscribed Regulation CF crowdfunding campaign that raised the maximum amount of USD 1,070,000 allowed with reviewed financials under the regulation at that time. Subsequently, in 2020, the Company raised an additional USD 174,299.91 from accredited investors. Then in 2021, the Company was funded with USD 3 MM through Simple Agreements for Future Equity from one privately-held energy investment firm. In March 2023, the Company completed a second Regulation CF crowdfunding campaign, where it raised USD 1,427,001.28. In December 2024, the Company completed a second Regulation CF crowdfunding campaign, where it raised $1,198,285.76. The Company also raised USD 1,228,246.58 through Simple Agreements for Future Equity from various accredited investors since June 2022 and has obtained loans from investors, employees, and family members of the founder. The Company has a line of credit and has been able to receive net 30 terms from some of its suppliers.

The Company has used most of this funding. It will have to borrow or raise money from its existing and new investors while it waits to receive payments from customers and disbursements of this Regulation CF crowdfunding campaign.

Cash on Hand as of 7/14/2025: $81,372

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While the Company expects to increasingly rely on funding its operations through sales of its products, the success of this campaign will be an important financial resource for the Company on its expected path to profitability.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised by this campaign are necessary for the viability of the Company throughout the third quarter of 2025. By the fourth quarter of 2025, we expect the Company to be able to largely fund its operations from cash flows generated by product sales. This will enable the Company to explore additional debt-based funding sources, such as loans, to increase working capital if needed.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we only raise the minimum, then the majority of that amount will go to paying StartEngine fees. A minimum raise would not extend the Company's time to operate unless, similarly to our first Reg CF campaign in 2023, this campaign is successful and raises the interest of other investors that could fund the Company.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum, we expect to be able to operate until the end of 2025, even if our product sales fall short of expectations. Our minimum monthly cash burn rate will be $150,000 from August 2024 on, and we do not foresee significant changes to it for the remainder of the year. This burn rate covers the personnel costs of our core team as well as general expenses such as office rent, insurance, a moderate allowance for marketing and travel expenses, and the costs of servicing our debt.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has retained two investment banks to raise $5 million in debt and $5-10 million in equity financing.

Indebtedness

- Creditor: The Company owes debts to the founders and a family member of the CEO and president and one of its directors.
  Amount Owed: $134,134.00
  Interest Rate: 10.0%
  Maturity Date: January 01, 2030
  Interest Rates: 10.00% to 15.00%

- Creditor: The Company owes debts to shareholders and employees.
  Amount Owed: $732,500.00
  Interest Rate: 2.0%
  Maturity Date: 2022-2028; Interest Rates: 2.00% to 10.0%

- Creditor: The Company utilizes a revolving credit line from Headway Capital.
  Amount Owed: $67,150.06
  Interest Rate: 4.0%
  Interest Rate: 4.0% per month

Related Party Transactions

- Name of Person: Annemarie Lisa Eidt
  Relationship to Company: Founder
  Nature / amount of interest in the transaction: Lisa provides graphic and user interface design for the company. She is paid cash for services totaling $7,000.00 in 2024 and $6,641 in 2023.
  Material Terms: Lisa charges the company USD 50/hour for design and research and USD 35/hour for meetings and communication. Lisa is a senior designer who during her career designed the logo, font, and style guide for the logos of all offices of the German executive branch and its agencies.

- Name of Person: Arnold Leitner
  Relationship to Company: Founder, CEO, President and Board Member
  Nature / amount of interest in the transaction: Loans
  Material Terms: The Company has notes receivable from Arnold amounting to $66,665. These loans bear interest at a rate of 1% per annum and are payable on June 30, 2030 or as soon as the employee resigns. However, no interest was charged on these notes in 2023 and 2024.

- Name of Person: Christian Ruebesam
  Relationship to Company: Co-founder
  Nature / amount of interest in the transaction: Note Payable
  Material Terms: The Company has a note payable to Christian amounting to $10,000. This loan bears interest at a rate of 10% per annum and is payable on June 30, 2030.

- Name of Person: Michael Allman
  Relationship to Company: Board member
  Nature / amount of interest in the transaction: Note Payable
  Material Terms: The Company has a note payable to Michael amounting to $86,000. This loan bears interest at a rate of 10% per annum and is payable on June 30, 2030.

- Name of Person: Adelheid Leitner

Relationship to Company: Mother of Arnold Leitner
Nature / amount of interest in the transaction: Note Payable
Material Terms: The Company has a note payable to Adelheid amounting to $48,134. This loan bears interest at a rate of 15% per annum and is payable on June 30, 2030.

- Name of Person: Rupert Mayer
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Key Officer Compensation Package: 1,500,000 shares of Class B common stock options and 1,050,000 shares of phantom stock.
  Material Terms: The Class B common stock options vest over 4 years with a 12 month cliff. The phantom shares will vest upon the listing of the Company's stock on a national stock exchange or a sale of the Company that occurs on or before December 31, 2032. Alternatively, if the Company declares dividends or achieves a sufficient cash position to make such payment prior to achieving a liquidity event, the value of the phantom shares will be paid out at $0.74 per share, equivalent to $777,000.

Valuation

Pre-Money Valuation: $71,182,530.05

Valuation Details:

Disclaimers

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

However, the pre-money valuation does not take into account:

– 1,050,000 shares of phantom stock issued to a key officer that will vest based on time-based and liquidity event requirements. Any convertible securities currently outstanding. The Company currently has $4,366,246.58 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

– The valuation calculation also does not take into account any shares that may be issued in connection with the company's Reg D financings or SAFE note issuances that may occur concurrently with this raise.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.95 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Fees
  50.0%
  Fees for certain services provided by StartEngine

- Marketing
  42.5%
  Marketing and sales directly to customers and to channel partners in the United States, with a focus on California.

If we raise the over allotment amount of $1,700,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Sales and Marketing
  42.5%
  Marketing and sales directly to customers and to channel partners in the United States, with a focus on California. Digital marketing costs for paid advertisement, credit card, and related fees associated with fundraising. Digital marketing costs may vary due to the click-through rate of the ads.

- Research & Development
  30.0%

Ongoing improvements to the chassis and controls of the PowerBloc modules, including expenses for product certification.

- Operations
  20.0%
  This amount includes salaries not related to R&D, legal fees, rent, facilities, communications, rent and facilities, membership or conference fees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.yousolar.com (www.yousolar.com/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/yousolar

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR YouSolar, Inc.

[See attached]

YouSolar, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2024 and 2023

YOUSOLAR, INC.

TABLE OF CONTENTS

To the Board of Directors of
YouSolar, Inc.
Santa Clara, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of YouSolar, Inc. (the "Company") which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholder's deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company generated negative cash flows from operations and incurred a net losses of $2,212,205 and $2,401,605 for the years ended December 31, 2024 and 2023, respectively, and has not generated significant revenues to date. As of December 31, 2024, the Company had a working capital deficit of $2,144,604 and an accumulated deficit of $16,076,977. The Company has limited liquid assets to satisfy its obligations with $29,607 of cash relative to $2,893,577 of current liabilities as of December 31, 2024, and is in default on various loan obligations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA LLC

Artesian CPA, LLC
Denver, Colorado
July 22, 2025

Artesian CPA, LLC
1312 17th Street #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

YOUSOLAR, INC.
Balance Sheets
As of December 31, 2024 and 2023

	2024	2023
ASSETS		
Current Assets:		
Cash	$ 29,607	$ 6,980
Accounts receivable	1,000	275
Escrow receivable	155,131	55,411
Notes receivable - related party	64,565	63,165
Prepaid expenses	58,328	51,039
Inventory	440,342	343,784
Total Current Assets	748,973	520,654
Non-Current Assets:		
Deposits	16,423	17,451
Property and equipment, net	63,606	78,182
Intangible assets, net	255,999	278,976
Operating right-of-use assets, net	282,549	19,051
Total Non-Current Assets	618,577	393,660
TOTAL ASSETS	$ 1,367,550	$ 914,314

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

YOUSOLAR, INC.
Balance Sheets
As of December 31, 2024 and 2023

	2024	2023
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable and accrued expenses	$ 322,823	$ 398,969
Customer deposits	1,161,811	478,316
Operating lease liabilities, current portion	52,614	19,388
Notes payable, current portion	330,875	193,375
Notes payable - related party	48,134	48,134
Loans payable	68,995	78,033
Deferred compensation liability	777,000	777,000
Interest payable, current portion	131,325	99,510
Total Current Liabilities	2,893,577	2,092,725
Non-Current Liabilities:		
Notes payable, net of current portion	556,938	200,000
Interest payable, net of current portion	25,848	4,739
SAFE liability	4,366,247	4,066,247
Operating lease liabilities, net of current portion	231,358	-
Total Non-Current Liabilities	5,180,391	4,270,986
Total Liabilities	8,073,968	6,363,711
Stockholders' Deficit:		
Series Seed-1 Preferred stock, $0.000001 par, 6,552,714 shares authorized, 6,552,714 shares issued and outstanding as of both December 31, 2024 and 2023. Liquidation preference of $3,268,166 as of both December 31, 2024 and 2023.	7	7
Series Seed-2 Preferred stock, $0.000001 par, 2,611,616 shares authorized, 2,611,616 shares issued and outstanding as of both December 31, 2024 and 2023. Liquidation preference of $783,485 as of both December 31, 2024 and 2023.	3	3
Series Seed-3 Preferred stock, $0.000001 par, 2,018,566 shares authorized, 2,018,566 shares issued and outstanding as of both December 31, 2024 and 2023. Liquidation preference of $529,874 as of both December 31, 2024 and 2023.	2	2
Series Seed-4 Preferred stock, $0.000001 par, 2,309,579 shares authorized, 2,309,579 shares issued and outstanding as of both December 31, 2024 and 2023. Liquidation preference of $519,655 as of both December 31, 2024 and 2023.	2	2
Series Seed-5 Preferred stock, $0.000001 par, 1,814,742 shares authorized, 1,814,742 shares issued and outstanding as of both December 31, 2024 and 2023. Liquidation preference of $166,866 as of both December 31, 2024 and 2023.	2	2
Series Seed-6 Preferred stock, $0.000001 par, 4,559,507 shares authorized, 4,559,507 shares issued and outstanding as of both December 31, 2024 and 2023. Liquidation preference of $341,963 as of both December 31, 2024 and 2023.	5	5
Series A Preferred stock, $0.000001 par, 16,574,586 shares authorized, 9,862,971 shares issued and outstanding as of both December 31, 2024 and 2023. Liquidation preference of $892,599 as of both December 31, 2024 and 2023.	10	10
Class A common stock, $0.000001 par, 23,855,781 shares authorized, 8,855,781 shares issued and outstanding as of both December 31, 2024 and 2023.	9	9
Class B common stock, $0.000001 par, 90,000,000 shares authorized, 15,202,435 and 12,543,341 shares issued and outstanding as of December 31, 2024 and 2023, respectively.	15	13
Additional paid-in capital	9,370,504	8,415,322
Accumulated deficit	(16,076,977)	(13,864,772)
Total Stockholders' Deficit	(6,706,418)	(5,449,397)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 1,367,550	$ 914,314

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

YOUSOLAR, INC.
Statements of Operations
For the years ended December 31, 2024 and 2023

	2024	2023
Service revenues	$ 4	$ 154
Sales, net	72,345	171,566
Cost of goods sold	(272,875)	(256,960)
Gross loss on sales	(200,530)	(85,394)
Operating Expenses:		
Research and development	796,769	657,825
General and administrative	686,670	1,480,677
Sales and marketing	481,553	281,199
Total Operating Expenses	1,964,992	2,419,701
Loss from operations	(2,165,518)	(2,504,941)
Other Income (Expenses):		
Gain on reversal of deferred compensation liability	-	-
Gain on reversal of accounts payable	65,450	188,235
Gain on reversal of interest payable	10,488	-
Interest expense	(123,307)	(84,899)
Other income	682	-
Total Other Income (Expenses)	(46,687)	103,336
Provision for income taxes	-	-
Net Loss	$ (2,212,205)	$ (2,401,605)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

YOUSOLAR, INC.

Statements of Changes in Stockholders' Deficit
For the years ended December 31, 2024 and 2023

	Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Series Seed-3 Preferred Stock		Series Seed-4 Preferred Stock		Series Seed-5 Preferred Stock		Series Seed-6 Preferred Stock		Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2022	6,552,714	$ 7	2,611,616	$ 3	2,018,566	$ 2	2,309,579	$ 2	1,814,742	$ 2	4,559,507	$ 5	9,862,971	$ 10	8,855,781	$ 9	9,573,797	$ 9	$ 7,232,621	($11,463,167)	($4,230,497)
Issuance of Class B common stock through Regulation Crowdfunding	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,835,054	2	1,041,076	-	1,041,078
Issuance of common stock for broker compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	39,490	-	21,849	-	21,849
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(116,944)	-	(116,944)
Exercise of options to purchase Class B common stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	855,000	1	94,049	-	94,050
Exercise of warrants to purchase Class B common stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	240,000	1	12,299	-	12,300
Stock-based compensation by issuing options to settle debt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	15,750	-	15,750
Stock-based compensation from stock options and warrants	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	114,622	-	114,622
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,401,605)	(2,401,605)
Balance at December 31, 2023	6,552,714	7	2,611,616	3	2,018,566	2	2,309,579	2	1,814,742	2	4,559,507	5	9,862,971	10	8,855,781	9	12,543,341	13	8,415,322	(13,864,772)	(5,449,397)
Issuance of Class B common stock through Regulation Crowdfunding	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,671,432	2	762,816	-	762,818
Issuance of common stock for broker compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	45,916	-	24,910	-	24,910
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(90,151)	-	(90,151)
Exercise of options to purchase Class B common stock in exchange for cash	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	40,294	-	4,432	-	4,432
Exercise of warrants to purchase Class B common stock in exchange for cash	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	390,050	-	80,971	-	80,971
Net exercise of warrant	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	511,402	-	-	-	-
Stock-based compensation from stock options and warrants	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	172,204	-	172,204
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,212,205)	(2,212,205)
Balance at December 31, 2024	6,552,714	$ 7	2,611,616	$ 3	2,018,566	$ 2	2,309,579	$ 2	1,814,742	$ 2	4,559,507	$ 5	9,862,971	$ 10	8,855,781	$ 9	15,202,435	$ 15	$ 9,370,504	$ (16,076,977)	$ (6,706,418)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

YOUSOLAR, INC.
Statements of Cash Flows
For the years ended December 31, 2024 and 2023

	2024	2023
Cash Flows from Operating Activities		
Net loss	$ (2,212,205)	$(2,401,605)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred compensation expense	-	777,000
Gain on reversal of accounts payable	(65,450)	(188,235)
Gain on reversal of interest payable	(10,488)	-
Inventory obsolescence	64,033	-
Depreciation	25,953	21,472
Amortization of intangible assets	34,708	34,568
Loan discount	(90,750)	-
Amortization of loan discount	22,688	-
Stock-based compensation	172,204	114,622
Changes in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	(725)	12,606
(Increase)/decrease in inventory	(160,592)	235,113
(Increase)/decrease in operating right-of-use assets	(263,498)	55,138
(Increase)/decrease in prepaid expenses	(7,289)	(21,879)
(Increase)/decrease in notes receivable	-	29,567
(Increase)/decrease in deposits	1,028	-
Increase/(decrease) in due to related party	-	(880)
Increase/(decrease) in operating lease liabilities	264,584	(57,138)
Increase/(decrease) in interest payable	63,412	32,920
Increase/(decrease) in accounts payable and accrued expenses	(10,696)	(178,846)
Increase/(decrease) in customer deposits	683,495	181,513
Net cash used in operating activities	(1,489,588)	(1,354,064)
Cash Flows from Investing Activities		
Purchases of property and equipment	(11,377)	(50,594)
Purchases of intangible assets	(11,730)	-
Cash used in investing activities	(23,107)	(50,594)
Cash Flows from Financing Activities		
Proceeds from issuance of:		
Class B common stock - Regulation CF, net of escrow receivable	663,098	1,030,364
Class B common stock - exercise of options and warrants	85,403	106,350
Notes payable	657,000	250,000
Loans payable	231,825	191,500
SAFE liability	300,000	75,000
Repayments of:		
Notes payable	(94,500)	(35,000)
Loans payable	(240,863)	(175,571)
Notes payable - related party	-	(18,603)
Offering costs	(65,241)	(95,095)
Increase in notes receivable - related party	(1,400)	(2,652)
Net cash provided by financing activities	1,535,322	1,326,293
Net change In cash	22,627	(78,365)
Cash at beginning of year	6,980	85,345
Cash at end of year	$ 29,607	$ 6,980

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

YOUSOLAR, INC.
Statements of Cash Flows
For the years ended December 31, 2024 and 2023

		2024		2023
Supplemental Disclosure of Cash Flow Information:				
Cash paid for interest	$	32,990	$	35,364
Cash paid for income taxes	$	-	$	-
Supplemental Disclosure of Non-Cash Financing Activities:				
Issuance of Class B common stock for broker compensation	$	24,910	$	21,849
Gain on reversal of accounts payable	$	65,450	$	188,235
Gain on reversal of interest payable	$	10,488	$	-
Conversion of notes payable and interest to SAFE liability	$	-	$	563,247
Accounts payable settled by issuance of stock options	$	-	$	196,486
Fair value of warrants recorded as discount on loan	$	90,750	$	-

NOTE 1: NATURE OF OPERATIONS

YouSolar, Inc. ("the Company") is a corporation organized on May 11, 2010 under the laws of Delaware, originally organized as Fireball Solar Technology LLC, a Delaware limited liability company, which was converted to a corporation on January 16, 2013 as Fireball Solar Technology, Inc. On April 22, 2013, the Company changed its name to YouSolar, Inc. The Company provides solar technology and hardware to customers. The Company began commercial operations in 2012.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") in the United States of America ("U.S.") as promulgated by the Financial Accounting Standard Board ("FASB") Accounting Standard Codification ("ASC"). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company bases its estimates and assumptions on historical experience, known or expected trends and various other assumptions that it believes to be reasonable. Actual results could differ from those estimates presented within the financial statements. Significant estimates inherent in the preparation of the accompanying financial statements include valuation of right-of-use asset, lease liability, stock options and warrants, convertible instruments, and deferred income taxes. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash and Cash Equivalents

The Company considers all cash on hand and in banks and highly liquid securities with an original maturity of less than three months to be cash and cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024 and 2023, the Company's cash in bank balances did not exceed federally insured limits.

The Company has not experienced any losses in such accounts and periodically evaluates the credit worthiness of the financial institutions and has determined the credit exposure to be negligible.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. There were no allowances against its accounts receivable as of December 31, 2024 and 2023.

Inventory

Inventory is carried at the lower of cost or market and accounted for using the weighted average cost method. Inventory amounted to $440,342 and $343,784, which are raw materials, as of December 31, 2024 and 2023, respectively.

The Company regularly evaluates inventory for possible impairment and obsolescence, and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in cost of goods sold in the statements of operations.

In 2024, the Company determined that inventories amounting to $64,033 are impaired and no longer usable for the Company operations. Loss on inventory obsolescence amounting to $56,944 was recognized as part of cost of goods sold in the statement of operations for the year ended December 31, 2024.

Prepaid Expenses

Prepaid expenses include amounts paid in advance for goods or services to be delivered or rendered to the Company. As of December 31, 2024 and 2023, this account includes advance payments for rent, materials, software, insurance and research and development.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5-10 years for its capitalized assets. The management reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

An item of property and equipment and any significant part initially recognized is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of operations when the asset is derecognized.

Property and equipment as of December 31, 2024 and 2023 and depreciation expense for the years then ended are as follows:

	Computer Equipment	Machinery & Equipment	Leasehold Improvements	R&D Equipment	Vehicles	Total
Cost						
Balance at December 31, 2022	$ 3,509	$ 3,936	$ 2,720	$ 21,386	$ 45,000	$ 76,551
Additions	-	-	-	50,594	-	50,594
Balance at December 31, 2023	3,509	3,936	2,720	71,980	45,000	127,145
Additions	-	-	-	11,377	-	11,377
Balance at December 31, 2024	3,509	3,936	2,720	83,357	45,000	138,522
Accumulated Depreciation						
Balance at December 31, 2022	2,340	1,181	680	6,790	16,500	27,491
Depreciation	702	787	544	10,439	9,000	21,472
Balance at December 31, 2023	3,042	1,968	1,224	17,229	25,500	48,963
Depreciation	467	787	544	15,155	9,000	25,953
Balance at December 31, 2024	3,509	2,755	1,768	32,384	34,500	74,916
Net Book Value - December 31, 2024	$ -	$ 1,181	$ 952	$ 50,973	$ 10,500	$ 63,606
Net Book Value - December 31, 2023	$ 467	$ 1,968	$ 1,496	$ 54,751	$ 19,500	$ 78,182

Property and equipment with total cost amounting $3,509 and $0 were fully depreciated and still used in operations as of December 31, 2024 and 2023, respectively.

Intangible Assets

Intangible assets include patent, product certification and licensing cost, website and trademark. Costs to acquire these intangible assets are capitalized and amortized over their expected economic useful lives, which is currently 15-16 years for patent, 10 years for product certification and licensing cost and 15 years for website. Management has determined that the acquired trademark is an indefinite-live intangible assets and therefore records no amortization expense but assesses it for impairment annually. Where the future benefits of the rights are unknown, these costs are expensed as incurred.

The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognised in the statement of operations in the expense category that is consistent with the function of the intangible assets. Intangible assets with indefinite useful lives are not amortised, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of operations.

Intangible assets as of December 31, 2024 and 2023 and amortization expense for the years then ended are as follows:

	Patent	Product certification and licensing	Website	Trademark	Total
Cost					
Balance at December 31, 2022	$ 500,000	$ 22,500	$ 9,000	$ 745	$ 532,245
Additions	-	-	-	-	-
Balance at December 31, 2023	500,000	22,500	9,000	745	532,245
Additions	9,828	-	-	1,902	11,730
Balance at December 31, 2024	509,828	22,500	9,000	2,647	543,975
Accumulated Amortization					
Balance at December 31, 2022	207,768	5,083	5,850	-	218,701
Amortization	31,717	2,250	600	-	34,567
Balance at December 31, 2023	239,485	7,333	6,450	-	253,268
Amortization	31,858	2,250	600	-	34,708
Balance at December 31, 2024	271,343	9,583	7,050	-	287,976
Net Book Value - December 31, 2024	$ 238,485	$ 12,917	$ 1,950	$ 2,647	$ 255,999
Net Book Value - December 31, 2023	$ 260,515	$ 15,167	$ 2,550	$ 745	$ 278,976

Impairment of Long-Lived Assets (Property and Equipment and Intangible Assets)

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. As of December 31, 2024 and 2023, the Company determined no impairment was necessary on the Company's property and equipment and intangibles. As a result, the Company did not recognize impairment loss on its long-lived assets for the years ended December 31, 2024 and 2023.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction

and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2024 and 2023, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company generally recognizes revenues upon rendering of services, delivery, or installation of the promised products. Revenue recognized for the years ended December 31, 2024 and 2023 from

the design, sale, and installation of solar technology to customers was $72,345 and $171,566, respectively.

Cash received from customer orders but not yet delivered or installed are recorded as customer deposits. Customer deposits as of December 31, 2024 and 2023 were $1,161,811 and $478,316, respectively.

Revenue recognized in 2024 from customer deposits outstanding on December 31, 2023 amounted to $1,000. Revenue recognized in 2023 from customer deposits outstanding on December 31, 2022 amounted to $122,857.

Cost of Goods Sold

Cost of goods sold includes product costs and associated freight, direct labor, other ancillary costs, and overhead costs. Cost of goods sold for the years ended December 31, 2024 and 2023 was $272,875 and $256,960, which includes $64,033 and $0 of losses on inventory obsolescence, all respectively.

Sales and Marketing

Advertising costs are expensed as incurred. Total expense related to sales and marketing was $481,533 and $281,199 for the years ended December 31, 2024 and 2023, respectively.

Research and Development

Research and development costs are expensed as incurred, which includes salaries, supplies and contractors' fees. Total expense related to research and development was $796,769 and $657,825 for the years ended December 31, 2024 and 2023, respectively.

Leases

On January 1, 2022, the Company adopted ASC 842, *Leases*, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding ROU assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations, recognized on a straight-line basis. Short-term leases are leases with a lease term of 12 months or less

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate, (c) amounts expected to be payable by the lessee under residual value guarantees, (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company's incremental borrowing rate. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, and (c) any initial direct costs. At the commencement date, the date at which the leased asset is available for use by the Company, leases are recognized by recording an ROU asset and a lease liability.

After the commencement date, for an operating lease, the lease liability is measured at the present value of the lease payments not yet paid using the interest rate established at commencement date (unless the rate has been updated after the commencement date) and the ROU asset is measured at the amount of lease liability, adjusted for, unless the ROU asset has been previously impaired: a) prepaid or accrued lease payments, b) the remaining balance of any lease incentives received, and (c) unamortized initial direct costs. Generally, each lease payment is allocated between the liability and finance cost. The finance cost is charged to statements of operations over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Upon adoption of ASU 2016-02, the Company recognized lease liability in relation to a lease which was classified as operating lease under the principles of ASC 842. This liability was measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate as of the lease execution date.

The impact of ASC 842 on the current year is discussed in Note 9 to the financial statements.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Gain on Reversal of Liabilities

2024
The Company recognized a gain on reversal of accounts payable of $65,450 for the year ended December 31, 2024, related to forgiveness of previously accrued costs for services.

2023
The Company recognized a gain on reversal of accounts payable $7,499 the year ended December 31, 2023, related to cancellation of various previously accrued costs for services.

The Company recognized a gain of $180,736 for the year ended December 31, 2023, related to settlement of accrued payroll costs settled with issuance of stock options as discussed in Note 8.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company pays Federal and California income taxes at rates of approximately 21% and 8.8%, respectively, and has used an effective blended rate of 28% to derive net tax assets of $4,401,391 and $3,813,549 as of December 31, 2024 and 2023, respectively, resulting from its net operating loss carryforwards, tax credits, and other temporary book to tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss (NOL) carryforwards before they begin to expire in 2033, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero and results in a 0% effective tax rate for 2024 and 2023.

At December 31, 2024 and 2023, the Company has available net NOL carryforwards for federal tax of approximately $12.8 million and $11.4 million. Federal NOL incurred prior to tax year 2018 amounting to $3.25 million will be carried forward for 20 years and will begin to expire in 2033. Post-2018 NOL amounting to $9.32 million and $8.15 million as of December 31, 2024 and 2023, respectively, will be carried forward indefinitely but limited to 80% of future taxable income. The Company had research and development and general business tax credits of $660,436 and $579,851 as of December 31, 2024 and 2023.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company files U.S. federal and state income tax returns. The Company's tax returns for 2021 to 2024 remain open to examination by the taxing jurisdiction to which the Company is subject.

Reclassifications

Certain reclassifications have been made to the prior year's financial statements to enhance comparability with the current year's financial statements. As a result, certain line items have been amended in the statements of operations. Comparative figures have been adjusted to conform to the current year's presentation. These reclassifications had no effect on the reported net loss.

NOTE 3: GOING CONCERN

The accompanying financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. The Company generated negative cash flows from operations and incurred net losses of $2,212,205 and $2,401,605 for the years ended December 31, 2024 and 2023, respectively, and has not generated significant revenues to date. As of December 31, 2024, the Company had a working capital deficit of $2,144,604 and an accumulated deficit of $16,076,977. The Company has limited liquid assets to satisfy its obligations with $29,607 of cash relative to $2,893,577 of current liabilities as of December 31, 2024, and is in default on various loan obligations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES RECEIVABLE

The Company has an employee loan agreement with its chief executive officer (CEO) amounting to $64,565 and $63,165 as of December 31, 2024 and 2023, respectively. These loans were initially agreed to bear interest at a rate of 1% per annum and are payable on June 30, 2030 or as soon as the employee resigns. However, no interest was recognized on these notes in 2024 or 2023.

NOTE 5: DEBT FINANCING AGREEMENTS

Notes Payable

Short-term Notes
The Company entered into various short-term note agreements from 2014 to 2022 with interest rates ranging from 10% to 15%. All these loans are unsecured, past due, and in default. The Company

issued additional short-term notes amounting to $32,000 and $50,000, with interest rates of 10% and 2%, for the years ended December 31, 2024 and 2023, all respectively.

2023 2-year Notes
The Company issued two promissory notes in 2023 with a total principal amount of $200,000. These notes bear interest of 10% per year and are due and demandable on the earlier of 2 years or consummation of a change of control. Additional consideration for the purchase of notes was the issuance of warrants to purchase 800,000 nonassessable shares of the Company's Class B common stock, which were valued at $10,660 under Black-Scholes estimates and were charged to 2023 interest expense given the short-term nature of the loans and immaterial remaining unamortized interest.

2024 2-year Notes
The Company issued four promissory notes in 2024 with a total principal amount of $625,000. These notes bear interest of 10% per year and are due and demandable on the earlier of 2 years or consummation of a change of control. In June 2024, the Company issued 250,000 warrants to purchase shares of Class B common stock to one of its lenders (see Note 6), valued at $90,750, which was recorded as a discount on the loan and is being amortized over its term. Amortization of discount to interest expense amounted to $22,688 for the year ended December 31, 2024. Unamortized discount on loan amounted to $68,062 as of December 31, 2024.

CEO Notes (Presented as Notes Payable – Related Party)
Notes payable to Company's CEO and his family amounted to $48,134 as of December 31, 2024 and 2023. Interest expense on these notes amounted to $7,220 and $7,855 for the years ended December 31, 2024 and 2023, respectively. Interest payable on these notes amounted to $43,893 and $36,671 as of December 31, 2024 and 2023, respectively.

Balances
Balances of these notes as of December 31, 2024 and 2023 are as follows:

	2024					
	Principal			Interest payable		
	Current	Non-current	Total	Current	Non-current	Total
Short term notes	$ 130,875	$ -	$ 130,875	$ 62,693	$ -	$ 62,693
2023 2-year notes	200,000	-	200,000	24,739	-	24,739
2024 2-year notes	-	625,000	625,000	-	25,848	25,848
CEO notes	48,134	-	48,134	43,893	-	43,893
Total	379,009	625,000	1,004,009	131,325	25,848	157,173
Unamortized discount	-	(68,062)	(68,062)	-	-	-
Carrying Amount	$ 379,009	$ 556,938	$ 935,947	$ 131,325	$ 25,848	$157,173

	2023					
	Principal			Interest payable		
	Current	Non-current	Total	Current	Non-current	Total
Short term notes	$ 193,375	$ -	$ 193,375	$ 62,838	$ -	$ 62,838
2023 2-year notes	-	200,000	200,000	-	4,739	4,739
CEO notes	48,134	-	48,134	36,672	-	36,672
Total	241,509	200,000	441,509	99,510	4,739	104,249
Unamortized discount	-	-	-	-	-	-
Carrying Amount	$ 241,509	$ 200,000	$ 441,509	$ 99,510	$ 4,739	$104,249

Most of the holders of these loans are Company's stockholders. Repayment of principal balances of notes payable amounted to $94,500 and $35,000 for the years ended December 31, 2024 and 2023, respectively. Interest expense incurred on these notes for the years ended December 31, 2024 and 2023 amounted to $64,351 and $24,656, respectively.

The Company has an outstanding balance of interest payable $10,331 as of December 31, 2023 with no corresponding principal. In 2024, the Company paid off a creditor for the principal balance but did not pay the related interest amounting to $157. The cumulative balance of $10,488 was reversed by the Company and recognized as gain on reversal of interest payable for the year ended December 31, 2024.

Loans Payable

Headway Capital, LLC Credit Line

On June 2, 2022 the Company entered into a business-use line of credit and security agreement with Headway Capital, LLC to obtain funds up to $75,000 for business purposes as agreed by the parties. Loans obtained will be subject to a monthly periodic interest rate of 4.17% and 2% withdrawal fee.

The Company obtained from the credit line a total gross amount of $231,825 and $191,500 for the years ended December 31, 2024 and 2023, respectively. Interest expense amounted to $22,823 and $24,678 in 2024 and 2023, respectively. Withdrawal fees of $4,637 and $3,830 were incurred in 2024 and 2023, respectively.

Outstanding loans payable from this credit line amounted to $68,955 and $78,033 as of December 31, 2024 and 2023, respectively.

Convertible Notes

2021 and 2022 Issuances

In 2021, the Company entered into an agreement to issue convertible notes with principal balance not exceeding $500,000. These notes shall bear 10% per annum and shall be due and payable upon request of the majority stockholders on or after May 9, 2022, or upon a change in control event.

The Company issued convertible notes for a total principal amount of $350,000 in 2021 and $150,000 in 2022. The total principal balance outstanding for these notes amounted to $500,000 as of December 31, 2022, with the balance as of December 31, 2022 due and demandable.

The Company incurred interest expense of $49,836 for the year ended December 31, 2022. Accrued interest payable related to these notes amounted to $54,247 as of December 31, 2022.

In March 2023, the Company and the holder of the convertible note agreed to convert the $500,000 outstanding convertible notes and any accrued interest to a SAFE agreement. The Company incurred $9,000 of interest on these convertible notes prior to the conversion bringing the total amount of accrued interests to $63,247 at the conversion date. The total amount of converted to SAFE agreements in 2023 amounted to $563,247. There is no outstanding balance of convertible note as of December 31, 2024 and 2023. See the following SAFE Agreements section of this footnote.

SAFE Agreements

2023 Issuances
In 2023, the Company issued SAFE agreements in exchange for $75,000 cash investments and settlement of $563,247 convertible notes and related interest (the "Purchase Amount").

The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's common stock or preferred stock ("Capital Stock") if and upon an equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's Capital Stock at a fixed pre-money valuation. The number of shares of Capital Stock the SAFE agreements convert into is the Purchase Amount divided by the conversion rate determined by either (a) valuation cap price (as defined in the agreement as a share price determined by a $35,000,000 valuation on the Company's fully diluted capitalization); or (b) a 80% discount to the share pricing in the triggering round, whichever results in a greater number of shares of Capital Stock.

In the case of a liquidity event (as defined in the SAFE agreement) before the termination of the SAFE, the investor has the option to either a) receive a cash payment equal to the Purchase Amount or b) the amount payable on the number of common stock shares equal to the Purchase Amount divided by the liquidity price (as defined in the agreement as a share price determined by a $35,000,000 valuation on the Company's fully diluted capitalization).

2024 Issuances
In 2024, the Company issued SAFE agreements in exchange for cash investments for total amount of $300,000 (the "Purchase Amount"). The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's common stock or preferred stock ("Capital Stock") if and upon an equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's Capital Stock at a fixed pre-money valuation. The number of shares of Capital Stock the SAFE agreements convert into is the Purchase Amount divided by the conversion rate determined by either (a) valuation cap price (as defined in the agreement as a share price determined by a $35,000,000 valuation on the Company's fully diluted capitalization); or (b) a 80% discount to the share pricing in the triggering round, whichever results in a greater number of shares of Capital Stock.

In the case of a liquidity event (as defined in the SAFE agreement) before the termination of the SAFE, the investor has the option to either a) receive a cash payment equal to the Purchase Amount or b) the amount payable on the number of common stock shares equal to the Purchase Amount

divided by the liquidity price (as defined in the agreement as a share price determined by a $35,000,000 valuation on the Company's fully diluted capitalization).

Outstanding
Outstanding SAFE liabilities as of December 31, 2024 and 2023 are as follows:

Valuation Cap	Issuance year	Balance at December 31, 2024	Balance at December 31, 2023	Discount at triggering event
$10 million	2019	$ 78,000	$ 78,000	80%
$10 million	2020	10,000	10,000	75%
$20 million	2021	2,000,000	2,000,000	80%
$30 million	2021	1,000,000	1,000,000	80%
$35 million	2022	340,000	340,000	80%
$35 million	2023	638,247	638,247	80%
$35 million	2024	300,000	-	80%
		$4,366,247	$4,066,247	

NOTE 6: STOCKHOLDERS' DEFICIT

On June 30, 2023, The Company amended its certificate of incorporation and its authorization of stock has been amended to the following:

The total number of shares that the Company is authorized to issue is 150,297,091. The total number of shares of common stock authorized to be issued is 113,855,781, par value $0.000001 per share, of which 23,855,781 shares are designated as "Class A Common Stock" and 90,000,000 shares are designated as "Class B Common Stock." The total number of shares of preferred stock authorized to be issued is 36,441,310, par value $0.000001 per share, of which 6,552,714 shares are designated as Series Seed-1 preferred stock, 2,611,616 shares are designated as Series Seed-2 preferred stock, 2,018,566 shares are designated as Series Seed-3 preferred stock, 2,309,579 shares are designated as Series Seed-4 preferred stock, 1,814,742 shares are designated as Series Seed-5 preferred stock, and 4,559,507 shares of Series Seed-6 preferred stock (the Series Seed-1 preferred stock, Series Seed-2 preferred stock, Series Seed-3 preferred stock, Series Seed-4 preferred stock, Series Seed-5 preferred stock and Series Seed-6 preferred stock, collectively, are referred to as the "Series Seed preferred stock") and 16,574,586 shares are designated as Series A preferred stock.

The original issuance price for each class of preferred stock is as follows:

- Series Seed-1 preferred stock: $0.3325
- Series Seed-2 preferred stock: $0.20
- Series Seed-3 preferred stock: $0.175
- Series Seed-4 preferred stock: $0.15
- Series Seed-5 preferred stock: $0.0613

- Series Seed-6 preferred stock: $0.05
- Series A preferred stock: $0.0905

All preferred stockholders have various other rights and preferences over common stockholders, including voting rights on an as-converted basis, and other protective provisions. The preferred stockholders have certain dividend preferences over common stockholders at a per share rate of 6% of each series of preferred stock's original issuance price (as defined above) per annum, and then ratable distribution of any additional dividends on an as-converted basis with common stock. The preferred stock is subject to an optional conversion right, where preferred stock is convertible into fully paid and non-assessable shares of Class B common stock at a 1:1 rate, with certain dilution protections. All shares of preferred stock are subject to automatic conversion into Class B common stock upon the earlier of an initial public offering with at least $30,000,000 gross proceeds or by vote or written consent of the requisite holders.

Preferred stockholders have liquidation preferences of (i) with respect to the Series Seed preferred stock, the product of 1.5 and applicable dilution protected original issue price per share (as defined above) and (ii) with respect to the Series A preferred stock, the applicable original issue price (as defined above), plus declared but unpaid dividends on such share. The total liquidation preference amounted to $6,502,608 as of both December 31, 2024 and 2023. All remaining assets of the Company after satisfaction of the preferred stock liquidation preferences are distributed to common stockholders, but preferred stockholders are entitled to instead receive proceeds on an as-converted basis should such proceeds be greater than the liquidation preference.

Class A common stock have voting rights of 10 votes per share and Class B common stock have voting rights of 1 vote per share. Preferred stock is entitled to vote with holders of Class B common stock on an as-converted basis. The Class A common stock is subject to an optional conversion, where Class A common stock is convertible into fully paid and no-assessable shares of Class B common stock at a 1:1 rate.

Preferred Stock

As of both December 31, 2024 and 2023, 6,552,714 shares of Series Seed-1 preferred stock were issued and outstanding, 2,611,616 shares of Series Seed-2 preferred stock were issued and outstanding, 2,018,566 shares of Series Seed-3 preferred stock were issued and outstanding, 2,309,579 shares of Series Seed-4 preferred stock were issued and outstanding, 1,814,742 shares of Series Seed-5 preferred stock were issued and outstanding, 4,559,507 shares of Series Seed-6 preferred stock were issued and outstanding, and 9,862,971 shares of Series A preferred stock were issued and outstanding.

Common Stock

Reg CF $0.17

In 2020, the Company conducted an offering of its Class B common stock under Regulation Crowdfunding (Reg CF) through StartEngine Capital, LLC at $0.17 per share. For the year ended December 31, 2021, the Company issued 575,306 shares of Class B common stock for total gross proceeds of $97,802. Total offering cost incurred related to this offering were $54,642 for the year ended December 31, 2021. Included in the 2021 offering cost was $21,613 of non-cash issuance of 127,135 shares of Class B common stock to StartEngine Capital, LLC as commission on

the Reg CF campaign. During 2021, $49,078 of the invested funds from 2020 that were held in escrow as of December 31, 2020 were received.

Reg CF $0.74
In 2021, the Company conducted another offering of its Class B common stock under Regulation Crowdfunding (Reg CF) through StartEngine Capital, LLC at $0.74 per share. For the year ended December 31, 2021, the Company issued 195,926 shares of Class B common stock for total gross proceeds of $123,183. Total offering cost incurred related to this offering was $11,087 for the year ended December 31, 2021. Included in the 2021 offering cost was $2,464 of non-cash issuance of 3,919 shares of Class B common stock to StartEngine Capital, LLC as commission on the Reg CF campaign. As of December 31, 2021, $114,560 of the invested funds is held under escrow and is recognized as escrow receivable in the balance sheet. These funds were received in 2022.

For the year ended December 31, 2022, the Company issued 984,539 shares of Class B common stock for total gross proceeds of $698,212. Total offering costs incurred related to the same offering amounted to $88,742 for the year ended December 31, 2022. Included in the 2022 offering cost was $16,088 of non-cash issuance of 23,845 shares of Class B common stock to Start Engine Secure, LLC as commission on the Reg CF campaign. As of December 31, 2022, $44,697 of the invested funds is held under escrow and is recognized as escrow receivable in the balance sheet. These funds were received in 2023.

In 2021, the Reg CF offering triggered the conversion of the SAFE liability totaling $3,000,000 to 8,728,221 shares of Class B common stock at conversion prices of $0.31-$0.46 per share in 2021. In 2022, the total gross proceeds of the Reg CF offering did not meet the amended definition of equity financing (as discussed in Note 5) and therefore the Company reversed the issuance of 8,728,221 shares of Class B Common Stock in 2022.

Reg CF 2023 ($0.74 and $0.49)
For the year ended December 31, 2023, the Company issued 1,835,054 shares of Class B common stock for total gross proceeds of $1,041,078 under both the $0.74 per share offering continued from 2022 and a new offering at $0.49 per share initiated in 2023. Total offering costs incurred related to the same offering amounted to $116,944 for the year ended December 31, 2023. Included in the 2023 offering cost was $21,849 of non-cash issuance of 39,490 shares of Class B common stock to Start Engine Secure, LLC as commission on the Reg CF campaign. As of December 31, 2023 $55,411 of the invested funds is held in escrow and is recognized as escrow receivable in the balance sheet.

For the year ended December 31, 2024, the Company issued 1,671,432 shares of Class B common stock for total gross proceeds of $762,818 at $0.49 per share from the Reg CF campaign which was initiated in 2023. Total offering costs incurred amounted to $90,151 for the year ended December 31, 2024. Included in the 2024 offering cost was $24,910 of non-cash issuance of 45,916 shares of Class B common stock to Start Engine Secure, LLC as commission on the Reg CF campaign. As of December 31, 2024 $155,131 of the invested funds is held in escrow and is recognized as escrow receivable in the balance sheet.

Other Issuances
In 2023, warrants were exercised to purchase 855,000 shares of Class B common stock for total gross proceeds of $94,050 and stock options were exercised to purchase 240,000 shares of Class B common stock for total gross proceeds of $12,300.

In 2024, warrants were exercised to purchase 390,050 shares of Class B common stock for gross proceeds of $80,971 and stock options were exercised to purchase 40,294 shares of Class B common stock for gross proceeds of $4,432. Also, 511,402 shares of Class B common stock were issued in relation to the net exercise of 1,023,800 warrants as discussed in the Warrants section below.

Outstanding
As of both December 31, 2024 and 2023, 8,855,781 shares of Class A common stock were issued and outstanding. As of December 31, 2024 and 2023, 15,202,435 and 12,543,341 shares of Class B common stock were issued and outstanding, respectively.

Stock Options

The Company has adopted the 2013 Stock Plan (the "2013 Plan"), which provides for the grant of shares of stock options to employees and non-employee directors. The Company has reserved 15,006,943 shares of Class B common stock for issuance under the 2013 Plan. In June 2023, the Company approved an increase in the total amount of shares of Class B common stock reserved for issuance under the 2013 Plan by 5,000,000, bringing the total shares reserved to 20,006,943 shares. In December 2023, the Company amended the 2013 Plan to reduce the shares authorized by 50,092 shares of Class B common stock, resulting in a reservation of 19,956,851.

In September 2024, the Company decreased the shares of Class B common stock reserved for issuance under the 2013 Plan by 250,000, resulting in a reservation of 19,706,851 as of December 31, 2024.

On June 18, 2023, the Company adopted its 2023 Class A Stock Plan (the "2023 Plan") and reserved 5,000,000 shares of Class A common stock for issuance under the 2023 Plan.

The options for both plans generally have a term of ten years and vesting generally occurs immediately or over periods of up to four years. As of December 31, 2024 and 2023, 2,287,871 and 2,980,371 shares of Class B common stock options were available for grant, respectively. As of December 31, 2024 and 2023 no shares of Class A common stock options were available under the 2023 Plan.

A summary of options activities for the years ended December 31, 2024 and 2023 are as follows:

	2023 Class A Plan				2013 Class B Stock Plan			
	December 31, 2024		December 31, 2023		December 31, 2024		December 31, 2023	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	5,000,000	$ 0.05	-	$ -	16,112,777	$ 0.05	13,576,547	$ 0.05
Granted	-	$ -	5,000,000	$ 0.05	1,480,000	$ 0.26	3,751,647	$ 0.05
Exercised	-	$ -	-	$ -	(40,294)	$ 0.11	(855,000)	$ 0.11
Forfeited	-	$ -	-	$ -	(1,037,500)	$ 0.05	(360,417)	$ 0.17
Outstanding - end of year	5,000,000	$ 0.05	5,000,000	$ 0.05	16,514,983	$ 0.07	16,112,777	$ 0.05
Exercisable at end of year	3,020,833	$ 0.05	1,875,000	$ 0.05	15,109,878	$ 0.05	14,938,944	$ 0.05
Intrinsic value of options outstanding at year-end	$ 2,200,000		$ -		$ 7,384,014		$ 206,100	
Weighted average duration (years) to expiration of outstanding options at year-end	8.47		9.47		6.00		6.73	
Weighted average duration (years) to expiration of exercisable options at year-end	8.47		9.47		5.57		6.19	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0% forfeiture rate in calculating its stock compensation expense.

The stock option issuances were valued using the using the following inputs for the years ended December 31, 2024 and 2023:

	2024	2023
Risk Free Interest Rate	3.48%-3.81%	3.60% - 4.24%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	70.00%	70.00%
Expected Life (years)	5-10	5-7
Fair Value per Stock Option	$0.03 to $0.32	$0.03

The total grant date fair value of options issued during the years ended December 31, 2024 and 2023 was $237,060 and $128,010, respectively. The Company calculated its estimate of the value of the stock-based compensation granted for the years ended December 31, 2024 and 2023 under FASB ASC 718, and recorded compensation costs related to the stock option grants of $81,454 and $102,291, respectively. As of December 31, 2024, there was $341,953 of unrecognized stock-based compensation, which will be recognized over a weighted average period of 4.81 years. Stock-based compensation expense was charged to the following lines of the statement of operations:

	2024	2023
General and administrative	$ 44,511	$ 81,518
Research and development	31,701	16,362
Sales and marketing	5,242	4,411
	$ 81,454	$ 102,291

Warrants

Issuances

In 2023, the Company issued warrants to a lender and existing stockholders. The warrants expire after a 10-year term in 2033. The warrants provide the holders with the right to purchase up to a total of 809,971 shares of Class B common stock at an exercise price ranging from $0.12 to $0.25 per share (weighted average of $0.25 per share).

Stock-based compensation expense recognized for the year ended December 31, 2023 amounted to $12,331, including $10,660 charged to interest expense in conjunction with the notes payable discussed in Note 5.

In 2024, the Company issued warrants to a lender and existing stockholder. The warrants expire after a 10-year term in 2034. The warrants provide the holders with the right to purchase up to a total of 250,000 shares of Class B common stock at an exercise price of $0.25. The warrants were valued under the Black-Scholes model at $90,750, which was recorded as a discount on the loan and being amortized over the loan term.

The Black-Scholes fair value was determined using the following inputs:

Risk Free Interest Rate	4.27%
Expected Dividend Yield	0.00%
Expected Volatility	70.00%
Expected Life (years)	5
Fair Value per Stock Warrant	$0.36

Exercises
In 2023, 240,000 warrants were converted to shares of Class B common stock for a total gross proceeds of $12,300.

In 2024, 390,050 warrants were converted to shares of Class B common stock for a total gross proceeds of $80,971. Also, 1,023,800 warrants were exercised under the "net exercise" clause of the warrant agreements which provides that in lieu of the cash exercise, the holders of the warrants may receive shares equal to the value of the warrants. 511,402 shares of Class B common stock were issued in relation to the net exercise of 1,023,800 warrants. The fair value of Class B common stock used in determining the shares to be issued was $0.49.

Expirations
In 2024 and 2023, expired warrants were 165,250 and 0, respectively.

Outstanding
Outstanding warrants for the purchase of Class B common stock as of December 31, 2024 and 2023 were 4,838,221 and 6,167,321, respectively, all of which were exercisable.

As of December 31, 2024 and 2023, the weighted average exercise price of the outstanding warrants was $0.20 per share for both years, with a weighted average duration to expiration of 3.88 and 3.72 years, and intrinsic value of $50,000 and $57,600, all respectively.

NOTE 7: RELATED PARTY TRANSACTIONS

The Company has notes receivable from its CEO amounting to $64,565 and $63,165 as of December 31, 2024 and 2023, respectively, as discussed in Note 4.

The Company has notes payable to its CEO and his family amounting to $48,134 as of both December 31, 2024 and 2023, as discussed in Note 5.

The Company paid $7,586 and $6,641 consulting fees to one of its founders for the years ended December 31, 2024 and 2023, respectively.

NOTE 8: COMMITMENTS AND CONTINGENCIES

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the

Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Options

The Company made informal commitments to its employees to issue stock options in lieu of compensation totaling $196,486 as of December 31, 2022. In March 2023, the Company issued options to purchase 525,000 shares of Class B common stock to settle these commitments. The fair value of the options issued amounted to $15,750 resulting in a gain of $180,736. The Company had no similar commitments to its employees as of December 31, 2024 and 2023.

Deferred Compensation Liability

On January 2023, the Company provided one of its key officers a compensation package which included stock options, variable phantom stock compensation, and dividend cash bonus.

Stock Options
The Company issued options to purchase 1,500,000 shares of Class B common stock as part of the key officer's compensation package. Issuances of stock options were discussed further in Note 6. As of December 31, 2024 and 2023, vested options were 562,500 and 437,500, respectively. In 2024, the key officer left the Company, which resulted in forfeiture of 937,500 unvested options.

Variable Phantom Stock Compensation
The key officer was given a total of 1,050,000 shares of phantom stock that will vest based on time-based and liquidity event requirements. The time-based requirements require the key officer to stay with the Company from November 1, 2022 until December 31, 2023. The liquidity event requirement will only be deemed satisfied upon the direct listing of the Company's common stock on a national stock exchange or a sale of the Company that occurs before December 31, 2032.

The time-based requirement has been fully satisfied but the liquidity event requirement has not been met as of December 31, 2024 and 2023. As such, no phantom stock are vested as of December 31, 2024 and 2023.

Given that liquidity is a significant requirement for the vesting of the phantom stock, the Company estimated that the fair value of the variable phantom stock compensation is immaterial as of December 31, 2024 and 2023 and therefore did not record a liability for such.

Dividend Cash Bonus
In addition to above, the key officer was also given a one-time, aggregate cash bonus equivalent to $777,000 ($0.74 per share of phantom stock which met the time-based requirement) at the instance the Company declares dividends to its holders of common stock or achieves a sufficient cash position to make such payment. The benefit will be forfeited after December 31, 2032.

Total compensation costs related to these benefits amounted to $777,000 for the year ended December 31, 2023. The outstanding balance as of both December 31, 2024 and 2023 for the deferred compensation liability amounted to $777,000. The Company carries this liability as a current liability due to the unknown date that the balance will be repaid.

NOTE 9: LEASE COMMITMENT

In October 2020, the Company entered into a lease agreement for office space, storage for solar applications, and assembly of components into electrical cabinets, which commenced on January 1, 2021 and for a period of three years ending December 31, 2023. The agreement called for a security deposit of $4,776 and one-month advance rental. The monthly rental fee is $2,250 for the first year, with subsequent annual rent increases of 3% over the next two years.

In June 2021, the term of the lease agreement was extended for eight months, from January 1, 2024 to August 31, 2024. Effective July 19, 2021, the lease premises was adjusted to include an additional 1,250 square feet, with additional base rent for the expanded premises of $1,022 in July 2021, $2,438 in August 1, 2021 to July 31, 2022, $2,511 in August 1, 2022 to July 31, 2023, $2,586 in the next five months, and $2,460 on the last eight months of the lease term. The agreement called for an additional security deposit of $2,586 resulting in a total amount of $7,362. The Company recognized an operating ROU asset and operating lease liability, both for $73,382, using the Company's incremental borrowing rate at 4% and remaining lease term of 2.58 years.

In March 2024, the lease agreement was extended for three years, from September 1, 2024 to August 31, 2027. The Company is reasonably certain to avail the option to extend the lease term for another two years, which will result to August 31, 2029 as the end of lease term. The monthly rental fee is $5,200 for the first year, with subsequent annual rent increases of 3% over the next two years. The agreement called for an additional security deposit of $3,972 resulting in a total amount of $11,334. The Company recognized an operating ROU asset and operating lease liability, both for $300,845, using the Company's incremental borrowing rate at 4% and lease term of 5 years.

As of December 31, 2024 and 2023, the carrying amount of the operating ROU asset was $282,549 and $19,051, net of accumulated amortization of $18,296 and $54,331, respectively, and the carrying amount of the operating lease liability was $283,972 and $19,388, net of unamortized interest of $28,576 and $292, respectively. As of December 31, 2024, the remaining term of this lease was 4.67 years.

For the years ended December 31, 2024 and 2023, the rent expense related to these leases amounted to $64,100 and $57,164, respectively.

Supplemental cash flow information related to leases for the year ended December 31, 2024 is as follows:

Cash paid for amounts included in the measurement of lease liability:		
Operating cash flows for operating leases	$	40,480
Lease liability arising from obtaining right-of-use assets	$	300,845

The following is a schedule of operating lease liability as of December 31, 2024:

2025	$	63,024
2026		64,916
2027		67,088
2028		69,776
2029		47,744
Total undiscounted cash flows		312,548
Unamortized interest		(28,576)
Present value of operating lease liability	$	283,972
Operating lease liability, current	$	52,614
Operating lease liability, non-current		231,358
Present value of operating lease liability	$	283,972

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In December 2023, the FASB issued ASU 2023-09, *Income Taxes* (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. This ASU requires disclosure, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, the ASU requires disclosure of income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. The ASU is effective for public business entities for annual periods beginning after December 15, 2024 and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective applications is permitted. The Company expects this ASU to only impact the disclosures on the financial statements with no impacts on the financial condition, results of operations and cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Debt Financing

Subsequent to December 31, 2024, the Company received proceeds from the issuance of unsecured promissory notes to various creditors amounting to $515,000.

One of these promissory notes, amounting to $150,000, bears interest at 10% per year and is due and demandable on the earlier of 2 years or consummation of a change of control. The remaining $365,000 of notes bear interest at 12.5% per 120-days and are due and demandable on the earlier of 120 days or consummation of a change of control.

Equity Financing

From January 1, 2025 through July 21, 2025 the Company received $249,000 of investment commitments from investors. Details of the shares to be issued and related prices under the Regulation D offering are yet to be finalized.

Management's Evaluation

Management has evaluated subsequent events through July 22, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

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Own the Smarter Power Grid

YouSolar builds the PowerBloc® nanogrid, a modular, private power system that provides complete energy independence to high-end homes and commercial customers. Fully commercialized, field-tested, customer-validated, AI-driven, and ready to scale.

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


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RAISED	INVESTORS
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MIN INVEST	**VALUATION**
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REASONS TO INVEST

Real Product, Real Revenue: We did what we said we were going to do: Designed, tested, built, and commercialized a product with perfect market fit. Now: Over $3 million in sales across 23 systems, a strong pipeline,and active installs of our third-generation product: The PowerBloc G3. Our goal is to reach $5 million in annualized revenue over the next year.*

High-End Customers Already Buy In, But the Market Is Far Larger: YouSolar is already powering some of California's most iconic homes, and we work with some of the nation's top architects, electrical engineers, and custom builders. YouSolar is at the convergence of solar, battery storage, and independent power infrastructure—a sector within the broader clean-energy market forecasted to require over $10 trillion in investment between now and 2030, with global renewable capacity expected to triple in that period.* With validated installs, elite customer feedback, and scalable technology, we believe YouSolar is uniquely positioned to capture a share of the independent power sector.

Ready to Scale Nationally: With multiple installations and a strong pipeline, YouSolar is now shifting to "roll up the sleeves" for sales and market expansion. PowerBloc is 100% American-engineered, and we are ready to aggressively expand residential sales (We already have a large backlog of inquiries to catch up with.). Next year, we plan to expand into commercial, hospitality, medical/hospital, military, and disaster response.

**Forward-looking statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.*

TEAM



Arnold Leitner • CEO, President, Chairman of the Board and Principal Accounting Officer

Arnold is a solar and clean-tech pioneer. He designed and built one of Germany's first super-efficient passive houses. As a consultant for S&P Global, he authored the seminal and influential study Fuel from the Sky for the U.S. Department of Energy (DOE). In 2005, Arnold founded SkyFuel and re-invented concentrating solar power technology. SkyFuel's high-precision parabolic trough uses mirror film technology licensed from the National Renewable Energy Laboratory (NREL) instead of glass mirrors and won an R&D 100 Award. SkyFuel exited in a sale in 2015. Arnold founded YouSolar to build a solar nano-grid with a highly innovative power architecture that is modular and scalable. Arnold holds a Ph.D. in Physics from C.U. Boulder and an MBA from Columbia.

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Bob Rutter • CTO and Board Member

Bob has nearly 40 years of experience in automotive, aviation, industrial, and consumer product development. He worked over twenty of those years for Motorola/Freescale in various roles, starting as a device design engineer in the Semiconductor Research and Development Laboratories in Phoenix, Arizona to finishing as European Director of Analog and Mixed Signal Division Product Development in Toulouse, France. Bob holds 8 patents covering a broad range of engineering disciplines from power device design to silicon process development and has a single-engine pilot's license. Bob takes to the sky every week.

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Linh Tran • Sales, Marketing

Linh Tran is a recognized thought leader in energy storage, known for helping shape the residential battery market into what it is today. Her work was instrumental in positioning LG as Tesla's top competitor, leveraging the company's global lithium battery leadership to break open the home storage space. With over 15 years of experience spanning demand response, grid resilience, and distributed storage, Linh continues to champion battery adoption across residential and small commercial sectors. Her mission is to accelerate the shift to decentralized, decarbonized energy systems—and she welcomes collaboration with those driving the clean energy transition forward.

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Pradnya Leitner • Sales, Chief of Staff

Pradnya has been a business operations leader in the technology (IBM and Salesforce) and healthcare industry with proven excellence in operational efficiency, leading strategic initiatives, and facilitating cross-functional collaboration, including executive communication. She brings her extensive background in sales, marketing, operations, and consulting in both enterprise and startup environments to this role. She has been recognized with ten performance awards for leadership, outstanding contribution, and service, including #1 contributor in North America at Salesforce and a Startup Leader of the Year Award. Pradnya brings operational excellence to YouSolar and supports the CEO and the sales and marketing teams. She has a Bachelor of Science in Biomedical Engineering from Marquette University, Milwaukee, WI. When Pradnya isn't busy building operations, she enjoys wilderness canoeing, exploring human consciousness and potential, and living a sustainable, environmental lifestyle.

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Jim Davis • Hardware

Jim Davis is a seasoned electronic engineer and technician. He has over 30 years of research and product development in Silicon Valley. He focuses on making complex electronics work in the real world. Creating and testing power electronics and microcontroller systems for renewable energy products is his present passion. Jim was an engineer at KLA for 10 years then worked in the fledgling electric aircraft industry. Prior to joining YouSolar Jim was an engineer with ChargePoint and then eIQ Energy. He stays fit by biking and walking his German Shepard-Australian Cattle Dog puppy named Dexter.

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Mike Stevens • Strategy

Mike is a successful entrepreneur who has had two exits as a CEO and a third as the VP of Growth and Acquisitions. All his companies have been in the financial services sector. Mike's expertise, which he brings to YouSolar, is in innovating complex workflow systems. Mike also leads YouSolar's financing strategy. Since selling his last company in 2011, Mike has performed workflow consulting, particularly in the area of software rollout and customization. He has invested in 22 tech startups, including YouSoar, that he is engaged with on various levels or including on special projects.

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Michael W. Allman • Director/Investor

Mike has held numerous executive roles in the power and gas industry. Most recently he was the CEO of Sempra Generation and the CEO of the Southern California Gas Company. While at Sempra, Mike built the ground-breaking 10 MW "Eldorado" solar plant in Nevada which was the first solar project to use thin-film solar panels. Within a decade, Sempra and other developers built thousands of megawatts of utility solar power projects in America's Desert Southwest. Mike holds an MBA from the University of Chicago BS in Chemical Engineering from Michigan State.

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Marcus Saye • Mechanical Engineer

Marcus joined YouSolar after getting his Master's Degree in Mechanical Engineering from Imperial College in London with First Class Honors. A native Texan but true global citizen, he has lived around the globe in Australia, Indonesia, Russia, Singapore, Slovenia, Thailand, the UK and now in the San Francisco Bay Area. When Marcus isn't busy designing the PowerBloc's modules, he likes to get away into California's sierras for epic hikes and climbs.

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Aastha Sharma • Firmware

Aastha is an Embedded Firmware Engineer. She is a key team member working on all aspects of PowerBloc's software and firmware. Aastha was born and raised in India. She came to the U.S. to earn a master's in Computer Engineering from Arizona State University. At Arizona State University, Aastha's dissertation focused on climate diplomacy. In her research, she developed specialized chambers that maintained optimal CO_2 and H_2O levels for effective carbon-capturing processes.

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Jon Farley • Firmware

Jon developed embedded control software for lighting and power systems for nearly 40 years. With a background in entertainment lighting, his earliest work was on lighting control desks in theatre and entertainment. Jon's systems have controlled the lighting for productions like "Starlight Express" on Broadway, the Grammy Awards, or shows of Siegfried and Roy at the Mirage Hotel in Las Vegas. More recently Jon has applied his software design skills to gas analysis systems, veterinary therapeutic products, camera management software, mobile generator load management, LED lighting, and solar power systems. When between software assignments, Jon designs lighting for small theatre companies in Portland, OR, and has appeared in an episode of the IFC show Portlandia. He holds a Master of Fine Arts degree in Technical Design and Production from Yale University School of Drama.

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David Fillmore • Software

David is a member of the YouSolar software engineering team, focusing on PowerBloc control and its IoT platforms. He is the primary developer for the YouSolar Edison Energy Management System. For more than 25 years, he has served as a scientific programmer for NASA climate observation missions, and his professional interests have recently expanded to include future-focused AI technologies for smart cities and sustainable industries. Outside of programming, David enjoys exploring books on physics and cosmology, and hiking the Colorado mountain ranges with his two children. David holds a Doctor of Philosophy degree in Astrophysics and Planetary Science from the University of Colorado, Boulder, and a Bachelor of Science degree in Physics from the University of California, Santa Cruz.

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THE PITCH

A Trillion-Dollar Industry

You don't wait for CNBC to tell you where the world is going — you already know. And right now, all signs point to energy.

According to Bloomberg, power grids will require an estimated $21.4 trillion globally in investments to meet demand from electrified homes and electric vehicles by 2050 in order to get on the path towards global net-zero emissions. Not to mention new energy demand from the explosion of AI and crypto.

While the world watches utility grids crumble under loads they were never designed for, YouSolar delivers the power for your whole life — no wait times or complex and costly utility service upgrades, no permitting, no permission needed from anyone. YouSolar is the frontline leader in a global infrastructure transition to self-reliant power.

Our Customers Love the PowerBloc

YouSolar customers are ditching utility reliance and turning on their own PowerBlocs — right now.

YouSolar's core customer is the **high-net-worth property owne**r — often someone building or upgrading a $5M+ custom home in California, Texas, Florida, Colorado, or other regions where grid fragility collides with high expectations. These customers are technically savvy, financially capable, and psychologically primed for energy independence. They don't want backup power — they want total control. They're not looking for a discount — they're looking for **performance, resilience, and autonomy.**


PowerBloc
PowerBloc

"This ain't no toy," says Arnold Leitner, Founder and CEO. *PowerBloc 3 is an alternative to utility power, not a backup for a critical loads panel. The PowerBloc BASE™, shown above, comprising two cabinets and is our smallest PowerBloc. It packs 70 kWh of storage and 100 A of AC power (24-40 kW, depending on single or three-phase and voltage) into elegant 8-foot cabinets, making optimal use of your home's footprint.*

Made in the USA

YouSolar isn't a solar company — it's the smart control layer for a private energy system that manages multiple input sources for everyday efficiency, cost savings, and emergency preparedness. Customized system design is straightforward and thorough, install times are fast, servicing is easy, and scaling is built into the product design.

Since our first campaign on StartEngine in 2020, we've gone from 1st generation technology validation to 3rd generation PowerBloc ("G3") installations with real customers, real revenue, and a replicable model — backed by a growing network of channel partners and distributors. With revenue and recognition, we're scaling fast — and you can own a piece.

It's no Prototype. We've already:

- Sold over $3 million in systems across our 1st, 2nd, and 3rd generation systems.
- Built a robust sales pipeline and a growing backlog of inquiries.
- Earned recognition from TIME Magazine as a Top GreenTech company of 2024.
- We are now installing the 3rd generation PowerBloc G3 in Big Sur and Wooden Valley, CA, and Gardnerville, NV.


PowerBloc
PowerBloc

World-class Leadership. *Arnold Leitner, founder and CEO, is an experienced leader and award-winning clean-tech innovator. He holds a PhD in superconductor physics and an MBA from Columbia Business School. He has been at the forefront of clean technology: Designing one of the first super energy-efficient "passive" houses, winning a R&D 100 Award (informally known as "The Oscars of Innovation") for a revolutionary solar concentrator, and now creating the world's first HVDC nanogrid.*

Can You See Around Corners?

You bet on us before, and we've delivered.

All along our journey, we did what we said we'd do — from prototype to field testing to commercialization to manufacturing (Made in the USA) to real-world sales and installations. Market demand is growing, and so are our sales and pipeline. We are ready for the spotlight in a world desperate for our solution.

Why Investors Are Getting In Now

We know you're not here for hype. You're here to invest early in proven solutions— built for the most demanding customers.

YouSolar isn't chasing attention — it's earning respect. We are designing, building, and delivering independent power systems for the most demanding off-grid and near-grid clients in the country. The opportunity for you now is to be part of a company with real traction and real revenue.

THE MARKET & OUR TRACTION

Real Product, Real Sales

We've sold 23 PowerBloc systems to date, generating over $3 million in revenue. Our current sales pipeline is strong. Our backlog is growing.


BIG SUR, CA
CARMEL VALLEY, CA
WOODEN VALLEY CA
GARDNERVILLE, NV

Our Customers Are Tech-Savvy, Independent, and Uncompromising. *They have no tolerance for unreliable utility service, nor do they have the patience to wait years for costly utility service connections or upgrades. In most cases, choosing a PowerBloc is also the cheaper option.*

The market for distributed home energy — grid independence — is growing. Demand is being driven by a growing distrust in public infrastructure, rising utility rates, exorbitant costs and delays for new service, frequent blackouts, and extreme weather. High-income homeowners — especially in California, Colorado, and Texas — are leading the shift, but the need for resilient power is there in all 50 states.

Meet the PowerBloc G3

Lean, modular, scalable, and installable in hours. Engineered from the ground up for independence and uptime.

The PowerBloc G3 isn't just our best system — we believe it is **the** best system ever built. Totally customizable, fast to install, incredibly flexible, and future-ready with bidirectional DC-DC EV integration. G3 has the capability to deliver any type of AC power. Plug-and-play components mean 15-minute module swapping. Its energy management is powered by AI.


Generator
Filthy
Poisonous Exhaust, Unsustainable
Noisy
Irritating Vibrations
Glitches
When Switching During Outages
Flammable
Gas/Liquids Onsite
Unreliable
High Maintenance
PowerBloc®
Clean
Quiet
Zero Glitches
No Flammable Anything
100% Reliable
No Maintenance

Generator versus PowerBloc — There is no Comparison. *The PowerBloc is often used to replace generators. Customers appreciate the difference: Instead of a noisy monstrosity in the yard, there are sleek PowerBloc cabinets in the basement that barely make a whisper.*

Here are the top reasons why customers buy a PowerBloc:

1. **"The Public Utility Doesn't Give a Damn About Me."** Asking for upgraded or new service often prompts exorbitant cost estimates ($250k-$1 million) and outrageous wait times of 3-5 years. For less money, our customers get a custom PowerBloc (a complete nanogrid), and get it installed when they want it.
2. **"I'm the Self-Reliant Type."** Our customers love that they are now partially or fully isolated from utility prices and policies. About 1-in-10 of our customers cannot or do not want to be connected to the utility - a sentiment that is growing. PowerBloc is perfect for off-grid or on-grid (blended) living.
3. **"It Works in Outages. It Works When Others Panic."** Protection, another leading reason for buying a PowerBloc. PowerBloc backs up the whole house, not just some loads.
4. **"It Runs My Fire Suppression and Security Systems."** One of the first things a local utility does in a wildfire event is cut the power, leaving homeowners stranded with no way to fight back. For some of our customers, running a fire suppression system (during a power outage) is the single most important reason for a PowerBloc.
5. **"Yeah, Yeah, Of Course I Want To Save Money."** All customers know that they will save on electricity bills; this is a given.
6. **"This Is The Coolest Thing I've Ever Seen."** This isn't about ideology. It's about being early, being right, and being ready.

People Hate Losing Power. Our customers do not just want to power the fridge but also the air conditioner, TV, computer/internet, and washer/dryer. Common low-power storage systems sold by others are completely inadequate to run an entire house. Only the PowerBloc has the power and energy to meet real-world needs, whether the power is out for a day, a week, or even longer.

We Sell a Performance Solution, Not Stuff. “Solution” means matching load with supply — the power to run all appliances, day or night, with no interruptions. We build detailed load models for our customers, and we run the model through our proprietary simulator to size and stress-test the PowerBloc. We believe our design process is unparalleled in the industry.

Industry Recognition. We were named one of TIME Magazine’s Top GreenTech Companies of 2024. The PowerBloc is already being installed in iconic homes in Big Sur and Wooden Valley, CA, and Gardnerville, NV. We’re now a preferred storage solution with a large national distributor.


Plug & Play
Installs Quick & Easy
Expandable
Grows With Your Power Needs
Intuitive
Easy-to-Use Tablet Interface
Modular
Allows Any Configuration
Intelligent
Complete Energy Management
Remote Monitoring
See and Control From Anywhere

PowerBloc® Features. *The PowerBloc defines a new level of modularity, scalability, and ease of installation. For example, we have designed a PowerBloc for a customer that delivers both single-phase to the home and three-phase power to a winery.*

Roadmap

Done

- **Gen-1.** A 380V/ 50V system that validated YouSolar’s proprietary STEP™ microconverter and TWIN™ bidirectional converter. Both power electronics have proven to be reliable.
- **Gen-2.** The world’s first (and still only) commercially available 380 V DC nanogrid. We took a decades-old dream of electrical engineers and made it a reality.
- **Gen-3.** A 380V DC nanogrid combined with a 600V boost battery for the highest power and efficiency.

Coming Soon

- **Gen-3i.** Current and future Gen-3 systems will convert to the newly adopted international (“i”) 350V DC standard agreed upon between Europe (CurrentOS), the U.S. (EMergeAlliance), and China. This will make the PowerBloc compatible with emerging DC appliances and DC microgrids - and will open up international sales. Gen-3i will be our main product for large residential and commercial loads.
- **AI-Powered Gen-4.** The PowerBloc Gen-4 will offer stackable modules making it perfect for international markets, the military, and disaster relief. Gen-4, with embedded AI, features a proprietary, easy-to-handle system that any local electrician can assemble and connect (an industry first). Gen-4 will take “plug-n-play” to a new level.


POWERBLOC® ROADMAP
2019 Gen 1
HVDC Tech Validation
2021 Gen 2
First Commercial HVDC Nanogrid
2025 Gen 3
• Highest Efficiency
• Fast and Secure Installation
• 15-minute Module Swap
• Commercial Success | Sales $2.3 million
2027 Gen 4
• No Tools, No Training
• Nanogrid for the Global Market | Residential, military, Disaster relief
MICROGRID READY
Stackable Modules

**Forward-looking statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.*

A Focus on Engineering Excellence, Design, and Performance. *We are relentless in our pursuit of the perfect solution that defines a market and sells for decades. Our 1st-generation PowerBloc introduced in 2019 still holds its own, but we wanted more, way more. With the 2nd generation PowerBloc, we built the world's first HVDC nanogrid – a major leap for technology not yet duplicated by anyone. It gave us the high voltage direct current ("HVDC") technology and experience to build the PowerBloc G3, a true powerhouse and commercial success. Next innovation: Gen-4 with stackable, slide-in modules and higher throughput.*

YouSolar's AI: Intelligence at the Edge of the Grid

YouSolar isn't just building energy hardware — it's **building intelligent, autonomous infrastructure.** From day one, the PowerBloc system has been designed as more than "a battery"— it's the central nervous system of a private nanogrid. At the core its energy management system, EDISON. By embedding AI, the PowerBloc continuously forecasts solar input, predicts household energy usage, and optimizes charging, discharging, and load balancing in real time. EDISON doesn't just react — it learns. As it gathers data, PowerBloc adapts to customer living patterns, environmental conditions, and even utility rate structures to deliver true energy intelligence at the edge.

A Long-Term AI Platform Vision

Looking ahead, YouSolar's AI opportunity is transformative. Our long-term roadmap includes AI-augmented energy arbitrage models, and coordinated neighborhood-scale grid orchestration — where hundreds of PowerBlocs dynamically balance power for entire communities during emergencies or high-cost events. As energy demand surges due to EVs, AI data centers, and electrification, the world will need not just more infrastructure, but **smarter infrastructure**. That's the future YouSolar is building — and AI is at the heart of it.

WHY INVEST

YouSolar has gone beyond concept. We're manufacturing, selling, and installing now — with top-tier customers and national recognition backing us. This is your chance to get in early on a company solving infrastructure failures with real engineering excellence.

The Results So Far

Over $3 million in sales revenue. 23 systems sold. Recognized by TIME. It's already working.

This isn't an idea — it's a company in motion. We've sold 23 PowerBloc systems, built a robust sales pipeline and gained national recognition as one of TIME Magazine's Top GreenTech companies of 2024. We're already powering some of California's most iconic homes, but we have not lost sight of our goal to become the world's trusted and affordable source of clean and reliable power.

Why We're Raising Now

To meet demand, expand installs, and scale manufacturing. This is the inflection point.

We've done the hard work: building the product, proving the market fit, and closing sales. Now, demand is increasing, and capital is necessary to scale.


PowerBloc

We Are Installing PowerBloc® G3. *We are in full manufacturing and installation mode. We are managing installation schedules, working with contractors, electricians, and solar installers, and we are shipping the PowerBloc G3.*

This raise will fund additional installations and allow us to meet customer demand faster and more efficiently. We expect to turn profitable and sell $5 million in new systems over the next twelve months.

This Is About You

Think about it, you're not just investing in clean tech. You're betting on self-reliance, intelligence, and control — the things you've built your life around.

Join us. Let's sell a lot of systems and bring this technology to the massive global market. There are a lot of people out there waiting for YouSolar. People like you.

Why Investors Are Getting In Now


Why Investors Are Getting in Now
Real Product.
Real Customers.
Expansion-Ready.
Real Traction.
Bonus Shares Available.
Expected to Be Our Final Crowdfunding Round.

*Everyone loves **go-to-market** plays. Come and join over 3,000 StartEngine investors and invest in the AI-powered company that has defined a new market.*

Your Move

Invest now. Secure bonus shares. And own a piece of one of the smartest, fastest-growing power companies on the planet — right before everyone hears about it.

You've seen how fragile the grid is. You've seen energy markets shift. YouSolar is your opportunity to invest in a company that's already building the solution — quietly, efficiently, and with the kind of engineering rigor smart investors recognize early. Demand is escalating. Now's your chance to act.

Invest today in YouSolar — because energy independence isn't just smart, it's inevitable.

ABOUT

HEADQUARTERS
292 Brokaw Road
Santa Clara, CA 95050

WEBSITE
View Site

YouSolar builds the PowerBloc® nanogrid, a modular, private power system that provides complete energy independence to high-end homes and commercial customers. Fully commercialized, field-tested, customer-validated, AI-driven, and ready to scale.

TERMS

YouSolar

Overview

PRICE PER SHARE
$0.85

VALUATION
$71.18M

DEADLINE
Jul. 29, 2025 at 10:49 PM UTC

FUNDING GOAL
$15K - $1.7M

Breakdown

MIN INVESTMENT
$467.50

OFFERING TYPE
Equity

MAX INVESTMENT
$1,700,000

SHARES OFFERED
Class B Common Stock

MIN NUMBER OF SHARES OFFERED
17,647

MAX NUMBER OF SHARES OFFERED
2,000,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,367,550	$914,314
Cash & Cash Equivalents	$29,607	$6,980
Accounts Receivable	$1,000	$275
Short-Term Debt	$2,893,577	$2,092,725
Long-Term Debt	$5,180,391	$4,270,986
Revenue & Sales	$72,345	$171,566
Costs of Goods Sold	$272,875	$256,960
Taxes Paid	$0	$0
Net Income	-$2,212,205	-$2,401,605

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with the full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

All Investor Owners Club

10% discount on a PowerBloc® system (excluding shipping) if purchased within 6 months after the investor's first investment into YouSolar in this Offering via StartEngine. The discount is capped at the amount invested via StartEngine by the investor, with a maximum discount amount of U.S. $10,000.

Loyalty Bonus

All prior YouSolar investors as of 1 July 2025 will receive 15% bonus shares on all investments made during the course of the campaign.

Early Bird

Investments made during the first two weeks after the campaign launch will receive bonus shares as follows:

Investments of $1,500+: 5% bonus shares

Investments of $2,500+: 7% bonus shares

Investments of $5,000+: 10% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $5,000+ between days 35-45 and receive 5% bonus shares

Flash Perk 2: Invest $5,000+ between days 65-75 and receive 5% bonus shares

Perks by Investment Amount

Investments of $950+: YouSolar-branded Organic T-shirt. Some colors are not available in organic cotton.

Investments of $1,750+: YouSolar T-Shirt and Visor or Trucker Hat

Investments of $5,000+: YouSolar T-Shirt or Hoodie and Visor or Trucker Hat and Coffee Mug and 3% bonus shares

Investments of $10,000+: 5% bonus shares.

Investments of $15,000+: 7% bonus shares.

Investments of $25,000+: 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

YouSolar, Inc. will offer 10% bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.85 / share, you will receive 110 Class B Common Stock, meaning you'll own 110 shares for $85. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →

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StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hello, I'm Arnold Leitner, CEO of YouSolar.

We build PowerBloc — a fully integrated nanogrid that gives people energy independence. Not just backup power. A real, private power grid for your home or business.

We've had three previous campaigns on StartEngine, each of which have raised over 1 million dollars for a total of over 3.7 million.

With your support, we went from prototype…to market-ready product…to paying customers and real revenue.

Today, PowerBloc is in its third generation.

We've sold 23 systems worth about $3 million in revenue, and our sales pipeline of new projects is robust and continues to grow.

TIME Magazine named us one of the Top GreenTech Companies of 2024.

In short, we have customers, we have revenue, and we have industry recognition.

This raise isn't for product development — it is to grow our business.

The money we raise now will help close new sales, run operations, and grow our project pipeline…

…and help us pursue nationwide expansion.

You see it in the news — how fragile the grid has become —

…while demand keeps rising.

Electric vehicles, all-electric homes, AI, crypto, and many other needs will push energy consumption higher and higher.

Our customers don't wait for the grid to fail.

They're powering their lives with YouSolar.

Here's what matters to you:

Your chance to own early-stage equity in a company with real sales and real customers in a market that needs solutions.

If you believe in American engineering…

If you share our vision about where power markets are headed…

And if you like go-to-market plays,

we invite you to join over 3,000 StartEngine investors

and invest in YouSolar today.

Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SECOND CERTIFICATE OF AMENDMENT
OF
THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
YOUSOLAR, INC.
(A DELAWARE CORPORATION)

YouSolar, Inc, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**"), pursuant to Section 242 of the General Corporation Law of the State of Delaware, does hereby certify that:

1. Article IV A. of the Certificate of Correction to Amendment to the Amended and Restated Certificate of Incorporation of the Corporation (the "**Certificate**"), effective as of April 17, 2020, the date on which the amendment became effective, is hereby amended to read in its entirety as follows:

"Authorization of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 150,297,091. The total number of shares of common stock authorized to be issued is 113,855,781, par value $0.000001 per share (the **"Common Stock"**), of which 23,855,781 shares are designated as **"Class A Common Stock"** and 90,000,000 shares are designated as **"Class B Common Stock."** The total number of shares of preferred stock authorized to be issued is 36,441,310, par value $0.000001 per share (the **"Preferred Stock"**), of which 6,552,714 shares are designated as **"Series Seed-1 Preferred Stock,"** 2,611,616 shares are designated as **"Series Seed-2 Preferred Stock,"** 2,018,566 shares are designated as **"Series Seed-3 Preferred Stock,"** 2,309,579 shares are designated as **"Series Seed-4 Preferred Stock,"** 1,814,742 shares are designated as **"Series Seed-5 Preferred Stock,"** 4,559,507 shares are designated as **"Series Seed-6 Preferred Stock,"** (the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, and Series Seed-6 Preferred Stock, collectively, are referred to herein as the **"Series Seed Preferred Stock,"**), and 16,574,586 shares are designated as **"Series A Preferred Stock.""**

[Signature Page Follows]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:30 PM 06/20/2023
FILED 02:30 PM 06/20/2023
SR 20232802483 - File Number 4821956

IN WITNESS WHEREOF, YouSolar, Inc., has caused this Second Certificate of Amendment to be executed by its duly authorized officer as of the date set forth below.

COMPANY:

YOUSOLAR, INC.

By: /s/ Arnold Leitner

Print: Arnold Leitner

Title: CEO

Date: June 20, 2023

**CERTIFICATE OF CORRECTION TO
AMENDMENT TO
AMENDED AND RESATED CERTIFICATE
OF INCORPORATION
FOR
YOUSOLAR, INC.,
a Delaware corporation**

YouSolar, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1. The name of the corporation is YourSolar, Inc.

2. A Certificate of Amendment to Amended and Restated Certificate of Incorporation for YouSolar, Inc., a Delaware corporation, was filed by the Secretary of State of Delaware on April 14, 2020, and said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy of said Certificate includes errors in (a) total number of authorized shares of capital stock, (b) the total number of authorized shares of preferred stock, and (c) the number of authorized shares of each of the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series Seed-6 Preferred Stock and Series A Preferred Stock.

4. Article IV A., of the Certificate is hereby corrected to read as follows:

> "Authorization of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 168,441,310. The total number of shares of common stock authorized to be issued is 132,000,000, par value $0.000001 per share (the "Common Stock"), of which 67,000,000 shares are designated as "Class A Common Stock" and 65,000,000 shares are designated as "Class B Common Stock." The total number of shares of preferred stock authorized to be issued is 36,441,310, par value $0.000001 per share (the "Preferred Stock"), of which 6,552,714 shares are designated as "Series Seed-1 Preferred Stock," 2,611,616 shares are designated as "Series Seed-2 Preferred Stock," 2,018,566 shares are designated as "Series Seed-3 Preferred Stock," 2,309,579 shares are designated as "Series Seed-4 Preferred Stock," 1,814,742 shares are designated as "Series Seed-5 Preferred Stock," 4,559,507 shares are designated as "Series Seed-6 Preferred Stock" (the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock and Series Seed-6 Preferred Stock, collectively, are referred to herein as the "Series Seed Preferred Stock"), and 16,574,586 shares are designated as "Series A Preferred Stock.""

IN WITNESS WHEREOF, YouSolar, Inc, has caused this certificate to be signed by Arnold Leitner, its Chief Executive Officer, this 16th day of April, 2020.

By: ______________________________
Arnold Leitner, CEO

CERTIFICATE OF AMENDMENT
TO AMENDED AND RESATED CERTIFICATE
OF INCORPORATION
FOR
YOUSOLAR, INC.,
a Delaware corporation

The undersigned, Arnold Leitner, hereby certifies as follows:

1. He is the Chief Executive Officer of YouSolar, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**").

2. Article IV A., of the Amended and Restated Certificate of Incorporation is hereby amended to read as follows:

> "Authorization of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 168,404,507. The total number of shares of common stock authorized to be issued is 132,000,000, par value $0.000001 per share (the "Common Stock"), of which 67,000,000 shares are designated as "Class A Common Stock" and 65,000,000 shares are designated as "Class B Common Stock." The total number of shares of preferred stock authorized to be issued is 36,404,507, par value $0.000001 per share (the "Preferred Stock"), of which 6,550,321 shares are designated as "Series Seed-1 Preferred Stock," 2,607,840 shares are designated as "Series Seed-2 Preferred Stock," 2,016,867 shares are designated as "Series Seed-3 Preferred Stock," 2,307,709 shares are designated as "Series Seed-4 Preferred Stock," 1,812,240 shares are designated as "Series Seed-5 Preferred Stock," 4,553,245 shares are designated as "Series Seed-6 Preferred Stock" (the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock and Series Seed-6 Preferred Stock, collectively, are referred to herein as the "Series Seed Preferred Stock"), and 16,556,285 shares are designated as "Series A Preferred Stock.""

3. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

4. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this corporation.

5. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

6. Such amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:34 PM 04/14/2020
FILED 07:34 PM 04/14/2020
SR 20202820931 - File Number 4821956

IN WITNESS WHEREOF, YouSolar, Inc, has caused this certificate to be signed by Arnold Leitner, its Chief Executive Officer, this 15th day of April, 2020.

DocuSigned by:

By: ______________________

Arnold Leitner, CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:34 PM 12/11/2018
FILED 05:34 PM 12/11/2018
SR 20188092404 - File Number 4821956

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF YOUSOLAR, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

YOUSOLAR, INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is **YOUSOLAR, INC.** and that this corporation was originally incorporated pursuant to the General Corporation Law on May 11, 2010, under the name of Fireball Solar Technology Inc.

SECOND: That the Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety as follows:

ARTICLE I

The name of this corporation is YouSolar, Inc.

ARTICLE II

The address of this corporation's registered office in the State of Delaware is 3500 South Dupont Highway in the City of Dover, County of Kent, 19901. The name of this corporation's registered agent at such address is Incorporating Services, Ltd.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV

A. Authorization of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of

shares that this corporation is authorized to issue is 124,445,728. The total number of shares of common stock authorized to be issued is 88,004,418, par value $0.000001 per share (the "Common Stock"), of which 67,000,000 shares are designated as "Class A Common Stock" and 21,004,418 shares are designated as "Class B Common Stock." The total number of shares of preferred stock authorized to be issued is 36,441,310, par value $0.000001 per share (the "Preferred Stock"), of which 6,552,714 shares are designated as "Series Seed-1 Preferred Stock," 2,611,616 shares are designated as "Series Seed-2 Preferred Stock," 2,018,566 shares are designated as "Series Seed-3 Preferred Stock," 2,309,579 shares are designated as "Series Seed-4 Preferred Stock," 1,814,742 shares are designated as "Series Seed-5 Preferred Stock," 4,559,507 shares are designated as "Series Seed-6 Preferred Stock" (the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock and Series Seed-6 Preferred Stock, collectively, are referred to herein as the "Series Seed Preferred Stock"), and 16,574,586 shares are designated as "Series A Preferred Stock."

B. Rights, Preferences and Restrictions of Preferred Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

1. Dividend Provisions.

(a) The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Class A Common Stock, Class B Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Class A Common Stock or Class B Common Stock of this corporation) on the Class A Common Stock or Class B Common Stock of this corporation, at the applicable Dividend Rate (as defined below), payable when, as and if declared by the Board of Directors. Such dividends shall not be cumulative. The holders of the outstanding Preferred Stock can waive any dividend preference that such holders shall be entitled to receive under this Section 1 upon the affirmative vote or written consent of the holders of a majority of the shares of Preferred Stock then outstanding (voting together as a single class and not as separate series, and on an as-converted basis). For purposes of this subsection 1(a), "Dividend Rate" shall mean, with respect to any share of Preferred Stock, an amount per annum equal to six percent (6%) of the Original Issue Price applicable to such share of Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like).

(b) After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Class A Common Stock, Class B Common Stock and Preferred Stock in proportion to the number of shares of Class A Common Stock and Class B Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Class B Common Stock at the then effective conversion rate.

2. Liquidation Preference.

(a) In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of each series of Preferred Stock shall be entitled to receive out of the proceeds or assets of this corporation available for distribution to its stockholders (the "Proceeds"), prior and in preference to any distribution of the Proceeds of such Liquidation Event to the holders of Class A Common Stock or Class B Common Stock by reason of their ownership thereof, an amount per share equal to the sum of (i) with respect to the Series Seed Preferred Stock, the product of one and one-half (1.5) and the applicable Original Issue Price (as defined below) and (ii) with respect to the Series A Preferred Stock, the applicable Original Issue Price (as defined below), plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (a). For purposes of this Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation"), "Original Issue Price" shall mean $0.3325 per share for each share of the Series Seed-1 Preferred Stock, $0.2000 per share for each share of the Series Seed-2 Preferred Stock, $0.1750 per share for each share of the Series Seed-3 Preferred Stock, $0.1500 per share for each share of the Series Seed-4 Preferred Stock, $0.0613 per share for each share of the Series Seed-5 Preferred Stock, $0.0500 per share for each share of the Series Seed-6 Preferred Stock and $0.0905 per share for each share of the Series A Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

(b) Upon completion of the distribution required by subsection (a) of this Section 2, all of the remaining Proceeds available for distribution to stockholders shall be distributed among the holders of Class A Common Stock and Class B Common Stock pro rata based on the number of shares of Class A Common Stock and Class B Common Stock held by each.

(c) Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Event, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Class B Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Class B Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Class B Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Class B Common Stock.

(d) (i) For purposes of this Section 2, a "Liquidation Event" shall include (A) the closing of the sale, lease, transfer, exclusive license or other disposition of all or

substantially all of this corporation's assets, (B) the consummation of the merger or consolidation of this corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of this corporation immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of the capital stock of this corporation or the surviving or acquiring entity immediately following such merger or consolidation in substantially the same proportions, and with substantially the same terms, as held immediately prior to such merger or consolidation), (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this corporation's securities), of this corporation's securities if, after such closing, such person or group of affiliated persons would hold fifty percent (50%) or more of the then outstanding voting stock of this corporation (or the surviving or acquiring entity) or (D) a liquidation, dissolution or winding up of this corporation; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of this corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this corporation's securities immediately prior to such transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(ii) In any Liquidation Event, if Proceeds received by this corporation or its stockholders is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability covered by (B) below:

(1) If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event;

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event; and

(3) If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Board of Directors and the holders of a majority of the voting power of all then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis); provided that if a holder of Preferred Stock or an affiliate thereof is an acquiring entity in such Liquidation Event, the shares of Preferred Stock held by such holder shall not be included for purposes of such approval calculation.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely

by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A) (1), (2) or (3) to reflect the approximate fair market value thereof, as mutually determined by the Board of Directors and the holders of a majority of the voting power of all then outstanding shares of such Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis); provided that if a holder of Preferred Stock or an affiliate thereof is an acquiring entity in such Liquidation Event, the shares of Preferred Stock held by such holder shall not be included for purposes of such approval calculation.

(C) The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event shall, with the appropriate approval of the definitive agreements governing such Liquidation Event by the stockholders under the General Corporation Law and Section 6 of this Article IV(B), be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Event.

(iii) In the event the requirements of this Section 2 are not complied with, this corporation shall forthwith either:

(A) cause the closing of such Liquidation Event to be postponed until such time as the requirements of this Section 2 have been complied with; or

(B) cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in subsection 2(d)(iv) hereof.

(iv) This corporation shall give each holder of record of Preferred Stock written notice of such impending Liquidation Event not later than twenty (20) days prior to the stockholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and this corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after this corporation has given the first notice provided for herein or sooner than ten (10) days after this corporation has given notice of any material changes provided for herein; provided, however, that subject to compliance with the General Corporation Law such periods may be shortened or waived upon the written consent of the holders of Preferred Stock that represent a majority of the voting power of all then outstanding shares of such Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(e) Allocation of Contingent Consideration. In the **event** of a deemed Liquidation Event pursuant to subsection 2(d)(i), if any portion of the consideration payable to the stockholders of this corporation is placed into escrow and/or is payable to the stockholders of this corporation subject to contingencies, the definitive agreement with respect to such deemed Liquidation Event shall provide that the portion of such consideration that is placed in escrow

and/or subject to any contingencies (the "Contingent Consideration") shall be allocated among the holders of capital stock of this corporation in accordance with subsections 2(a) and 2(b) as if all of the consideration ultimately payable in the transaction, including the Contingent Consideration, is paid without restrictions at the time of closing the deemed Liquidation Event (so that the Contingent Consideration shall be allocated among the holders of capital stock of this corporation pro rata based on the amount of such consideration otherwise payable to each stockholder pursuant to this Section 2).

3. Redemption. The Preferred Stock is not redeemable at the option of the holder thereof.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and without the payment of additional consideration by the holder thereof, at the office of this corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price (as defined below) for such series (the conversion rate for a series of Preferred Stock into Class B Common Stock is referred to herein as the "Conversion Rate" for such series), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial "Conversion Price" per share for each series of Preferred Stock shall be the Original Issue Price applicable to such series; provided, however, that the Conversion Price for the Preferred Stock shall be subject to adjustment as set forth in subsection 4(d).

(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Class B Common Stock at the Conversion Rate at the time in effect for such series of Preferred Stock immediately upon the earlier of (i) the closing of this corporation's sale of its Class B Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, the public offering price of which is at least that results in at least $30,000,000 of gross proceeds to this corporation (a "Qualified Public Offering") or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(c) Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to voluntarily convert the same into shares of Class B Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Preferred Stock, and shall give written notice to this corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class B Common Stock are to be issued. This corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Class B Common Stock to which such

holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date set forth for conversion in the written notice of the election to convert irrespective of the surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class B Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the persons entitled to receive the Class B Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities. If the conversion is in connection with Automatic Conversion provisions of subsection 4(b)(ii) above, such conversion shall be deemed to have been made on the conversion date described in the stockholder consent approving such conversion, and the persons entitled to receive shares of Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Class B Common Stock as of such date.

(d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Conversion Price of each series of Preferred Stock shall be subject to adjustment from time to time as follows:

(i) (A) If this corporation shall issue, on or after the date upon which this Restated Certificate of Incorporation is accepted for filing by the Secretary of State of the State of Delaware (the "Filing Date"), any Additional Stock (as defined below) without consideration or for a consideration per share that is less than the Conversion Price applicable to a series of Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such series in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be adjusted to a price (calculated to the nearest one-thousandth of a cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock Outstanding (as defined below) immediately prior to such issuance plus the number of shares of Class B Common Stock that the aggregate consideration received by this corporation for such issuance would purchase at such Conversion Price; and the denominator of which shall be the number of shares of Common Stock Outstanding immediately prior to such issuance plus the number of shares of such Additional Stock. For purposes of this Section 4(d)(i)(A), the term "Common Stock Outstanding" shall mean and include the following: (1) outstanding Common Stock, (2) Common Stock issuable upon conversion of outstanding Preferred Stock, (3) Common Stock issuable upon exercise of outstanding stock options and (4) Common Stock issuable upon exercise (and, in the case of warrants to purchase Preferred Stock, conversion) of outstanding warrants. Shares described in (1) through (4) above shall be included whether vested or unvested, whether contingent or non-contingent and whether exercisable or not yet exercisable. In the event that this corporation issues or sells, or is deemed to have issued or sold, shares of Additional Stock that results in an adjustment to a Conversion Price pursuant to the provisions of this Section 4(d) (the "First Dilutive Issuance"), and this corporation then issues or sells, or is deemed to have issued or sold, shares of Additional Stock in one or more subsequent issuances other than the First Dilutive Issuance that would result in further adjustment to a Conversion

Price (each, a "Subsequent Dilutive Issuance") pursuant to the same instruments as the First Dilutive Issuance, then and in each such case upon a Subsequent Dilutive Issuance the applicable Conversion Price for each series of Preferred Stock shall be reduced to the applicable Conversion Price that would have been in effect had the First Dilutive Issuance and each Subsequent Dilutive Issuance all occurred on the closing date of the First Dilutive Issuance.

(B) No adjustment of the Conversion Price for the Preferred Stock shall be made in an amount less than one-tenth ($1/10^{th}$) of one cent per share ($0.001). Except to the limited extent provided for in subsections (E)(3) and (E)(4), no adjustment of such Conversion Price pursuant to this subsection 4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(C) In the case of the issuance of Additional Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by this corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(D) In the case of the issuance of the Additional Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E) In the case of the issuance of options to purchase or rights to subscribe for Class A Common Stock or Class B Common Stock, securities by their terms convertible into or exchangeable for Class A Common Stock or Class B Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for purposes of determining the number of shares of Additional Stock issued and the consideration paid therefor:

(1) The aggregate maximum number of shares of Class A Common Stock or Class B Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Class A Common Stock or Class B Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subsections 4(d)(i)(C) and (d)(i)(D)), if any, received by this corporation upon the issuance of such options or rights plus the minimum exercise price provided for in such options or rights (without taking into account potential antidilution adjustments) for the Class A Common Stock or Class B Common Stock covered thereby.

(2) The aggregate maximum number of shares of Class A Common Stock or Class B Common Stock deliverable upon conversion of, or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for, any such convertible or exchangeable securities or upon the

exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by this corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by this corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsections 4(d)(i)(C) and (d)(i)(D)).

(3) In the event of any change in the number of shares of Class A Common Stock or Class B Common Stock deliverable or in the consideration payable to this corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, the Conversion Price of each applicable series of Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Class A Common Stock or Class B Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(4) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of each applicable series of Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Class A Common Stock or Class B Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(5) The number of shares of Additional Stock deemed issued and the consideration deemed paid therefor pursuant to subsections 4(d)(i)(E)(1) and (2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either subsection 4(d)(i)(E)(3) or (4).

(ii) "Additional Stock" shall mean any shares of Class A Common Stock or Class B Common Stock issued (or deemed to have been issued pursuant to subsection 4(d)(i)(E)) by this corporation on or after the Filing Date other than:

(A) Class A Common Stock or Class B Common Stock issued pursuant to a transaction described in subsection 4(d)(iii) hereof;

(B) Class A Common Stock or Class B Common Stock issued to employees, directors, consultants and other service providers for the primary purpose of soliciting or retaining their services pursuant to plans or agreements approved by the Board of Directors;

(C) Class A Common Stock or Class B Common Stock issued pursuant to a Qualified Public Offering;

(D) Class A Common Stock or Class B Common Stock issued pursuant to the conversion or exercise of convertible or exercisable securities outstanding on the Filing Date;

(E) Class A Common Stock or Class B Common Stock issued in connection with a bona fide business acquisition by this corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise;

(F) Class A Common Stock or Class B Common Stock issued or deemed issued pursuant to subsection 4(d)(i)(E) as a result of a decrease in the Conversion Price of any series of Preferred Stock resulting from the operation of Section 4(d);

(G) Class B Common Stock issued upon conversion of the Preferred Stock;

(H) Class A Common Stock or Class B Common Stock issued pursuant to any equipment leasing arrangement or debt financing arrangement, which arrangement is approved by the Board of Directors and is primarily for non-equity financing purposes;

(I) Class A Common Stock or Class B Common Stock issued to persons or entities with which this corporation has business relationships, provided such issuances are approved by the Board of Directors and are primarily for non-equity financing purposes; or

(J) Class A Common Stock or Class B Common Stock that is issued with the unanimous approval of the Board of Directors and the Board of Directors specifically states in such approval that it shall not be Additional Stock (such issuances described in subsections (A) through (J) hereof, the "Exempt Issuances").

(iii) In the event this corporation should at any time or from time to time after the Filing Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Class A Common Stock or Class B Common Stock or the determination of holders of Class A Common Stock or Class B Common Stock entitled to receive a dividend or other distribution payable in additional shares of Class A Common Stock or Class B Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Class A Common Stock or Class B Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Class A Common Stock, Class B Common Stock or the Common Stock Equivalents (including the additional shares of Class A Common Stock or Class B Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Preferred Stock shall be appropriately decreased so that the number of shares of Class B Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Class A

Common Stock or Class B Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in subsection 4(d)(i)(E).

(iv) If the number of shares of Class A Common Stock or Class B Common Stock outstanding at any time after the Filing Date is decreased by a combination of the outstanding shares of Class A Common Stock or Class B Common Stock, then, following the record date of such combination, the Conversion Price for the Preferred Stock shall be appropriately increased so that the number of shares of Class B Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e) Other Distributions. In the event this corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 4(d)(iii), then, in each such case for the purpose of this subsection 4(e), the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Class B Common Stock of this corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Class B Common Stock of this corporation entitled to receive such distribution.

(f) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Class B Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of the Preferred Stock, the number of shares of stock or other securities or property of this corporation or otherwise, to which a holder of Class B Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of the Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Preferred Stock) shall be applicable after that event as nearly equivalently as may be practicable.

(g) No Impairment. This corporation will not, without the appropriate vote of the stockholders under the General Corporation Law or Section 6 of this Article IV(B), by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Preferred Stock against impairment.

(h) No Fractional Shares and Certificate as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock and the aggregate number of shares of Class B Common Stock to be issued to particular stockholders, shall be rounded down to the nearest whole share and this corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractional shares is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Class B Common Stock and the number of shares of Class B Common Stock issuable upon such conversion.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 4, this corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Class B Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Preferred Stock.

(i) Notices of Record Date. In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, this corporation shall mail to each holder of Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution; provided, however, that subject to compliance with the General Corporation Law such notice period may be shortened or waived upon the written consent of the holders of Preferred Stock that represent a majority of the then outstanding shares of such Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(j) Reservation of Stock Issuable Upon Conversion. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Class B Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class B Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to

obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate of Incorporation.

(k) Waiver of Adjustment to Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of a majority of then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

5. Voting Rights.

(a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Class B Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class B Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward).

(b) Voting for the Election of Directors. As long as at least 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, the holders of such shares of Preferred Stock shall be entitled to elect one (1) director of this corporation at any election of directors (the "Preferred Director"). The holders of outstanding Common Stock, voting together as a single class, shall be entitled to elect two (2) directors of this corporation at any election of directors. The holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors of this corporation.

Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this

corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

6. Protective Provisions. So long as 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, this corporation shall not (by amendment, merger, consolidation or otherwise) without (in addition to any other vote required by law or this Restated Certificate of Incorporation) first obtaining the approval by vote or written consent, as provided by law, of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis):

(a) consummate a Liquidation Event;

(b) amend, alter or repeal any provision of this Restated Certificate of Incorporation or this corporation's Bylaws so as to adversely alter or change the rights, preferences, privileges and restrictions of the shares of Preferred Stock;

(c) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Common Stock or Preferred Stock or designated shares of any series of Preferred Stock;

(d) authorize, create or issue any equity security (including, without limitation, (i) any other security convertible into or exercisable for any such equity security or (ii) any unit of debt and equity securities) having a preference over, or being on a parity with, any series of Preferred Stock with respect to dividends, liquidation or redemption, other than the issuance of any authorized but unissued shares of Series A Preferred Stock designated in this Restated Certificate of Incorporation (including, without limitation, any security convertible into or exercisable for such shares of Preferred Stock);

(e) (i) reclassify, alter or amend any existing security of this corporation that is pari passu with the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference or privilege or (ii) reclassify, alter or amend any existing security of this corporation that is junior to the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

(f) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common

Stock from employees, officers, directors, consultants or other persons performing services for this corporation or any subsidiary pursuant to agreements approved by the Board of Directors under which this corporation has the option to repurchase such shares at the lower of the original per share purchase price (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) or then fair market value thereof upon the occurrence of certain events, such as the termination of employment or service, or pursuant to a right of first refusal;

(g) change the authorized number of, or method of electing the, directors of this corporation; or

(h) pay or declare any dividend on any shares of capital stock of this corporation other than dividends payable on the Common Stock solely in the form of additional shares of Common Stock.

7. Status of Converted Stock. In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by this corporation. The Restated Certificate of Incorporation of this corporation shall be appropriately amended to effect the corresponding reduction in this corporation's authorized capital stock.

8. Notices. Any notice required by the provisions of this Article IV(B) to be given to the holders of shares of Preferred Stock shall be deemed given (a) five (5) days following its deposit in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of this corporation, (b) upon such notice being provided by electronic transmission in a manner permitted by the General Corporation Law or (c) five (5) days following such notice being provided in another manner then permitted by the General Corporation Law.

C. Common Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as set forth below in this Article IV(C).

1. Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors.

2. Liquidation Rights. Upon the liquidation, dissolution or winding up of this corporation, the assets of this corporation shall be distributed as provided in Section 2 of Article IV(B) hereof.

3. Redemption. The Common Stock is not redeemable at the option of the holder.

4. Voting Rights. Each holder of Class A Common Stock shall have the right to ten (10) votes for each share of Class A Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be

entitled to vote upon such matters and in such manner as may be provided by law. Each holder of Class B Common Stock shall have the right to one (1) vote for each share of Class B Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

5. Conversion. The shares of Class A Common Stock (the "Convertible Common Stock") are convertible as follows:

(a) Right to Convert Class A Common Stock. Each share of Class A Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of this corporation or any transfer agent for such stock, into one (1) fully paid and nonassessable share of Class B Common Stock.

(b) Automatic Conversion of Class A Common Stock. At any time following the closing of a Qualified Public Offering, upon any transfer, other than a Permitted Transfer (as defined below), of a share of Class A Common Stock, such share of Class A Common Stock shall automatically be converted into one (1) fully paid and nonassessable share of Class B Common Stock. "Permitted Transfer" means a transfer of Class A Common Stock by a holder (i) for estate planning purposes, either during such holder's lifetime or on death by will or intestacy to such holder's spouse or other member of a holder's immediate family, or to a custodian, trustee (including a trustee of a voting trust), executor or other fiduciary for the account of the holder's spouse or members of the holder's immediate family, or to a trust for the holder's own self, or a charitable remainder trust or (ii) to one or more of such holder's Affiliates. "Affiliates" means, with respect to any person, any other person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified person, including, without limitation, any general partner, officer, director or manager of such person and any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or is under common investment management with, such person.

(c) Mechanics of Conversion. Before any holder of Class A Common Stock shall be entitled to voluntarily convert the same into shares of Class B Common Stock pursuant to subsection (C)(5)(a), he, she or it shall surrender the certificate or certificates therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Common Stock, and shall give written notice to this corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class B Common Stock are to be issued. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as provided in such written notice, a certificate or certificates for the number of shares of Class B Common Stock into which the shares of Class A Common Stock so surrendered were convertible on the date of such written notice. Upon the occurrence of an automatic conversion of Convertible Common Stock pursuant to subsection (C)(5)(b) or subsection (C)(5)(c), the holders of such Convertible Common Stock shall surrender the certificates representing such shares at the office of this

corporation or any transfer agent for the Common Stock. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Class B Common Stock into which the shares of Convertible Common Stock surrendered were convertible on the date on which such automatic conversion occurred. Notwithstanding the foregoing, such conversion shall occur automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to this corporation or its transfer agent; provided, however, that this corporation shall not be obligated to issue certificates evidencing the shares of Class B Common Stock issuable upon such conversion unless the certificates evidencing such shares of Convertible Common Stock are either delivered to this corporation or its transfer agent as provided above, or the holder notifies this corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to this corporation to indemnify this corporation from any loss incurred by it in connection with such certificates.

(d) Adjustments for Stock Splits or Combinations. If at any time or from time to time after the date of filing of this Restated Certificate with the Secretary of State of the State of Delaware (the "Effective Time"), this corporation effects a subdivision of the outstanding shares of the Class B Common Stock into a greater number of shares of Class B Common Stock without an equivalent subdivision of the outstanding shares of Convertible Common Stock, or of the Class A Common Stock, then, in the event of a conversion of shares of the applicable Convertible Common Stock into shares of Class B Common Stock, such shares of Convertible Common Stock shall convert into a number of shares of Class B Common Stock that has been proportionately increased. If at any time or from time to time after the Effective Time, this corporation effects a combination of the outstanding shares of the Class B Common Stock into a smaller number of shares of Class B Common Stock without an equivalent combination of the outstanding shares of Convertible Common Stock, or of the Class A Common Stock, then, in the event of a conversion of shares of the applicable Convertible Common Stock into shares of Class B Common Stock, such shares of Convertible Common Stock shall convert into a number of shares of Class B Common Stock that has been proportionately decreased. If at any time or from time to time after the Effective Time, this corporation effects a subdivision of the outstanding shares of the Preferred Stock into a greater number of shares of Preferred Stock without an equivalent subdivision of the outstanding shares of Class B Common Stock, then, in the event of a conversion of shares of Preferred Stock into shares of Class B Common Stock, the applicable Conversion Price for each such series of Preferred Stock shall proportionately increase. If at any time or from time to time after the Effective Time, this corporation effects a combination of the outstanding shares of the Preferred Stock into a smaller number of shares of Preferred Stock without an equivalent combination of the outstanding shares of Class B Common Stock, then, in the event of a conversion of shares of Preferred Stock into shares of Class B Common Stock, the applicable Conversion Price for each such series of Preferred Stock shall proportionately decrease.

(e) Record Holders. The persons entitled to shares of Class B Common Stock upon conversion of Convertible Common Stock shall be treated for all purposes as the record holders of such shares of Class B Common Stock as of the date of conversion.

(f) Reservation of Stock Issuable Upon Conversion. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion of the shares of the Convertible Common Stock, such number of its shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Convertible Common Stock; and if at any time the number of authorized but unissued shares of Class B Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Convertible Common Stock, in addition to such other remedies as shall be available to the holders of Convertible Common Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class B Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in commercially reasonable efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

(g) Status of Converted Stock. In the event any shares of Convertible Common Stock shall be converted pursuant to this subsection (C)(5), the shares so converted shall be cancelled and shall not be issuable by this corporation. The Restated Certificate shall be appropriately amended to effect the corresponding reduction in this corporation's authorized capital stock.

ARTICLE V

Except as otherwise provided in this Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of this corporation.

ARTICLE VI

Subject to the requirements of Section 6 of Article IV(B) hereof, the number of directors of this corporation shall be determined in the manner set forth in the Bylaws of this corporation.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of this corporation shall so provide.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of this corporation may provide. The books of this corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this corporation.

ARTICLE IX

To the fullest extent permitted by law, a director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of

fiduciary duty as a director. If the General Corporation Law is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or modification of the foregoing provisions of this Article IX by the stockholders of this corporation shall not adversely affect any right or protection of a director of this corporation existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or modification.

ARTICLE X

This corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XI

To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of this corporation (and any other persons to which General Corporation Law permits this corporation to provide indemnification) through Bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this corporation, its stockholders, and others.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of a director, officer, employee, agent or other person existing at the time of, or increase the liability of any such person with respect to any acts or omissions of such person occurring prior to, such amendment, repeal or modification.

ARTICLE XII

This corporation renounces any interest or expectancy of this corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of this corporation who is not an employee of this corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of this corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of this corporation.

ARTICLE XIII

In connection with repurchases by this corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for this corporation or any subsidiary pursuant to agreements under which this corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Section 500 of the California Corporations Code shall not apply in all or in part with respect to such repurchases. In the case of any such repurchases, distributions by the corporation may be made without regard to the "preferential dividends arrears amount" or any "preferential rights amount," as such terms are defined in Section 500(b) of the California Corporations Code.

ARTICLE XIV

A. Forum Selection. Unless this corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of this corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of this corporation to this corporation or this corporation's stockholders, (iii) any action arising pursuant to any provision of the General Corporation Law or this Restated Certificate of Incorporation or the Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of this corporation shall be deemed to have notice of and consented to the provisions of this Article XIV.

B. Personal Jurisdiction. If any action the subject matter of which is within the scope of Article XIV(A) is filed in a court other than a court located within the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Article XIV(A) (an "FSC Enforcement Action") and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

C. Savings. If any provision or provisions of this Article XIV shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XIV (including, without limitation, each portion of any sentence of this Article XIV containing any

such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

THIRD: The foregoing amendment and restatement was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the General Corporation Law.

FOURTH: That said Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 11th day of December, 2018.

/s/ Arnold Leitner

Name: Arnold Leitner

Title: President